FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission file number 0-30364

NDS GROUP PLC

(Name of Registrant)

One London Road, Staines, Middlesex, TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ **Form 40-F** ☐

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ **No** ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **Not Applicable**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS Group plc

Date: 1 October 2003

By: /s/ A Peled

Dr Abraham Peled
President & Chief Executive Officer

Attached hereto s a copy of the June 2003 Annual Report and Accounts which has been sent to ordinary shareholders of NDS Group plc and to holders of American Depositary Receipts evidencing ordinary shares.

NDS

Annual Report and Accounts

Year ended 30 June 2003


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World Leader • World Vision

Who we are

NDS is the leading global supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices.

What we do

NDS enables broadcasters, network operators and content providers to profit from the deployment of digital TV technologies including innovative interactive applications, personal TV and secure broadband.

Contents

A Year of Winning

In 2003, NDS won new digital platforms, delivered compelling, exciting new interactive applications and launched its first games application integrating technologies from Visionik and Orbis within the Value@TV interactive framework. In a difficult market, NDS has gained market share and new customers are turning to NDS for the extra security, reliability and growth they need. And NDS is delivering.

Australia - Foxtel

New digital features, new opportunities

Foxtel, the leading pay-TV provider, currently reaches one million homes. In early 2004, Foxtel plans to offer new digital services, many of them powered by NDS technologies.

As the primary systems integrator, NDS is supplying VideoGuard conditional access, StreamServer and EPG. Foxtel will integrate their new cable system with the current digital DTH platform. Over time, Foxtel will use VideoGuard to replace our original analog cable system as well as a competing digital conditional access system on the DTH platform.

To enable Foxtel to get the most from their digital investment, NDS will help integrate new set-top boxes that can provide additional revenue-generating features including Value@TV interactive applications and the XTV personal TV solution.

"Foxtel is leading the development of digital television in Australia...NDS is a world leader in digital broadcasting technology and their proven systems offered the best solutions for Foxtel."

Mr. Kim Williams,
Foxtel Chief Executive

NDS Interactive Customers Worldwide

NDS

FOXTEL	Australia
Netsat	Brazil
CCTV	China
Chongqing Cable	China
Galaxy	China
Guizhou Cable	China
Sichuan Provincial Network	China
STAR	China
Hathway	India
Indovision	Indonesia
Matav	Israel
Tevel	Israel
Yes	Israel
SkyLife	Korea
DIRECTV LA	Latin America
Innova	Mexico
Sky TV	New Zealand
China Network Systems	Taiwan
Bloomberg	UK
BSkyB	UK
Channel 4	UK
Discovery	UK
MTV	UK
Nickelodeon	UK
QVC	UK
Teletext	UK
Music Choice Europe	UK & Spain
Oceanic	USA
Music Choice	Sweden
Teracom	Sweden
Viasat	Sweden
BSkyB	UK
MTV	UK

Visionik

Austar	Australia
Danmarks Radio	Denmark
TDC Kabel TV	Denmark
TPS	France
PrimaCom	Germany
Chorus	Ireland
DIRECTV LA	Latin America
Arab Radio and TV	Middle East
Showtime Arabia	Middle East
Casema	Netherlands
Ster	Netherlands
UPC	Netherlands
Vara	Netherlands
com hem	Sweden

Orbis

BETDAQ	Ireland
Paddy Power	Ireland
Macau SLOT	Macau
attheraces	UK
Blue Square	UK
BSkyB	UK
Clever.TV	UK
Ladbrokes	UK
Littlewoods	UK
Rank Group	UK
Stanley Leisure	UK
Totalbet	UK
Trinity Mirror	UK
VIS iTV	UK
WagerWorks	USA

Asia Pacific



SkyLife
BB Cable Corporation
China Cable Network
CCTV
Sichuan Cable Network
China Network Systems
Galaxy
STAR
ChongQing Cable TV
Guizhou Cable TV
Hathway
Indovision



FOXTEL
Sky TV
Telstra

FOXTEL	Australia	STAR	China
Telstra	Australia	Hathway	India
CCTV	China	Indovision	Indonesia
China Cable Network	China	BB Cable Corporation	Japan
Chongqing Cable TV	China	SkyLife	Korea
Galaxy	China	Sky TV	New Zealand
Guizhou Cable TV	China	China Network Systems	Taiwan
Sichuan Cable Network	China		

NDS Platform Customers Worldwide

Europe and the Middle East



Versatel
Viasat
BSkyB
Sky Italia
Madritel
Auna
Yes
Matav
Tevel

Matav	Israel
Tevel	Israel
Yes	Israel
Sky Italia	Italy
Versatel	Russia
Viasat	Scandinavia
Auna	Spain
Madritel	Spain
BSkyB	UK

USA and Latin America



DIRECTV USA
Cablevision
Innova
Sky Colombia
DIRECTV LA
Sky Brasil
Sky Chile

DIRECTV LA	Latin America
Sky Brasil	Latin America
Sky Chile	Latin America
Sky Colombia	Latin America
Innova	Mexico
Cablevision	USA
DIRECTV USA	USA



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XTV - More than just a PVR

Redefining the TV viewing experience

Before NDS launched XTV, we talked to platform operators to understand what they wanted, and how PVRs should be integrated with their service. That's why XTV is different. XTV delivers Television On Demand. And when people demand something, they're willing to pay for it, which makes our customers happy and keeps their subscribers watching.

XTV maintains the platform operator's brand while it safeguards digital content - even when it's stored in the subscribers' homes. Now more people can watch what they want, when they want; record a pay per view event or choose a movie and watch it instantly.

In 2002, XTV was launched by Sky in the UK as Sky+. Today, it sets the standard for PVR functionality and performance. That's why XTV is the PVR solution selected by leading NDS customers such as Sky Latin America and Foxtel in Australia.


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ORBIS
An NDS Company
VISIONIK
an NDS company
Value@TV™

Interactive
Winning customers, awards and opportunities

Enhanced TV, interactive ads, games, quizzes, bingo...interactive TV is a fact of life. Viewers are buying into interactive because it's more exciting. And NDS has the award winning team to make it happen. That's why channels like MTV, Channel 4, Discovery Channel, Bloomberg, QVC, Nickelodeon and Music Choice select NDS applications that help attract more people than ever before.

Enhanced by our acquisition of Orbis and Visionik, the NDS team offers a powerful end-to-end gaming capability over TV, online or using mobile phones. That's why leading bookmakers like Ladbrokes and Blue Square are turning to NDS. This year, NDS also launched Fancy A Flutter, a bingo style gaming channel, in a joint venture with Rank.

"We chose to work with NDS because of their proven track record in developing interactive TV applications and their understanding of using technology in new and exciting ways."

Peter Good,
Head of Interactive
and Enhanced Television
Channel 4, UK


© Disney 2003






VIASAT
Viasat,
Scandinavia

Scandinavia - Viasat

Enhancing security and the viewer experience

Piracy is a major threat to a pay-TV business. It reduces revenues and can prevent a platform from obtaining and showing the best digital content. Preventing piracy requires a combination of activities that NDS has been successfully implementing for the past 15 years.

Viasat Broadcasting – part of Modern Times Group MTG AB – has turned to NDS to protect their digital satellite operations in Sweden, Norway, Denmark and Finland from piracy while reducing churn.

To ensure that subscribers continue watching TV, NDS VideoGuard conditional access will initially work in parallel with the existing conditional access system. Later, using a unique over-the-air download, all digital boxes will be switched to NDS VideoGuard.

"We chose NDS because it is the most secure system available. MTG and NDS share a combined objective to eliminate piracy and we expect this implementation to substantially reduce subscriber churn levels and accelerate Viasat's digital subscriber acquisition."

Hans-Holger Albrecht,
President and CEO of MTG


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BB Cable
Japan

Japan - BB Cable Corporation

Adding real revenues to Broadband IP

You can't make money delivering second rate content in a competitive market. And you can't offer the best movies, entertainment and sports if you can't deliver this digital content securely over Broadband IP networks.

So how does BB Cable Corporation provide the top quality video content that subscribers want, while ensuring that they pay for it? With NDS Synamedia - the leading solution that secures top quality content like video, games and information over IP to subscribers.

NDS Synamedia has been endorsed by the leading film studios. It features the best NDS has to offer - advanced security and revenue protection.

Using NDS Synamedia, BB Cable Corporation, a subsidiary of SOFTBANK CORP, is targeting 3 million Yahoo! BB subscribers nationwide. The service has been launched in Tokyo and 3 surrounding prefectures and offers digital TV viewers 17 basic channels with a growing range of VOD titles over ADSL phone lines.

"We selected NDS because of their unprecedented record of protecting content revenues for platforms. BB Cable Corporation views this as a critical factor for a high value content provider. We are developing long-term solutions and believe that NDS will remain a valued partner in ensuring the success of our BB Cable TV service."

Taro Hashimoto,
CEO of SOFTBANK Broadmedia Corporation, Club iT Corporation and BB Cable Corporation


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India - Hathway
Bringing Digital Cable to India

India is a vast market that is now going digital and NDS is there. We started with an R&D center in Bangalore that is growing to 100 people. Now we're actively doing business in a market with many challenges and huge potential.

Hathway, one of India's major cable TV MSOs, has selected NDS to be the primary technology supplier and systems integrator as they upgrade their cable operation from analog to digital.

Serving 2.5 million subscribers in nine major cities, it has 48 head-ends and broadcasts more than 80 channels. The company needed a proven digital solution - and they needed it quickly. NDS delivered in just a few months!

NDS is providing India's first fully functional cable EPG (Electronic Program Guide), VideoGuard conditional access, NDS Core middleware and StreamServer digital broadcast management. This end-to-end capability will enable Hathway to continue growing as they deliver exciting multi-tiered content.

"Time to market is critical, so we selected NDS for its proven ability to deploy end-to-end systems. We have chosen NDS conditional access because it is the most secure system for deployment of digital pay-TV systems."

Mr. K. Jayarman,
Managing Director and CEO
Hathway Cable and Datacom


FOXTEL
Foxtel,
Australia

How we've performed

Revenue
(£ million)



240
200
160
120
80
40
0
97
98
99
00
01
02
03

EBITA, excluding exceptional costs
(£ million)



60
50
40
30
20
10
0
99
00
01
02
03

- Operating margin of **21.4%**
- **Operating expenses reduced** compared to last year and significant cash generated
- 26 million smart cards shipped during the year - **an all time record**
- **Seven new** conditional access customers
- Subscriber base **up to 34.4 million**

"I am pleased to report that NDS has enjoyed another winning year despite difficult market conditions"

Dr. Abe Peled
President and Chief Executive Officer

alented & committed people



The greatest asset NDS owns goes home every night. It's the team of almost 1,500 men and women who create, design, manufacture and deliver our systems; the sales and marketing groups who succeed in challenging markets; and the operations, support and administration teams who keep things running smoothly.

For many, delivering success requires late nights and weekends at the office; travel and time away from home and meeting deadlines and keeping tight budgets.

Despite our size, we still embody the spirit and excitement you would ordinarily expect to find in a start up. And the results show it. These people, and hundreds more like them, are the main reason why NDS is truly a world leader with a world vision.



Delivering end-to-end open systems



"NDS has been successful by delivering systems that do what our customers want. We try to keep them as simple as possible, using open interfaces wherever practical. Our systems are scalable and everything from the head-end down is designed to be modular and work smoothly with the set-top boxes the customer chooses.

We always keep our customer's long term goals in mind, because when they succeed, so do we. We make it easier to introduce new features and to help as customers grow from a few hundred thousand to millions of subscribers.

Today, we're looking at ways to make integration simpler. For the future, we want to protect content and revenues in the integrated home environment which also includes mobile devices."

Derek Nottingham
VP Systems Engineering & Customer Operations



When a platform operator selects a system, they are making a critical technological and business decision. NDS wants to make sure they get exactly what they need to succeed.

We don't sell "standard" systems but we are committed to open systems that integrate the right solutions for every platform customer, based on the size of market, services they want to offer and their business plan.

Because NDS doesn't manufacture set-top boxes, we can save our customers' money by letting them choose the right solution for their operation. We give them a wide choice because we license our VideoGuard conditional access in more than 300 different set-top box models. We also integrate with all leading compression, subscriber management, middleware and playout systems – as well as simulcrypting with other CA systems if a customer requires this.

After supplying more than 32 major platforms around the world, we have the experience to deliver faster, smarter and for less. With the 24/7 reliability our customers require.

Michael Dick and Derek Nottingham are in charge of the teams that design and deliver these end-to-end systems. Their experience helps our customers succeed.



"Today, time-to-market is of the essence. Once a decision to deploy a digital system is made by the operator, the time to launch is increasingly shorter. We are known for our ability to deliver systems on time and with robust performance. Our challenge is to do this in the shortest possible time.

Over the years, the NDS delivery teams have gained the expertise and knowledge needed to integrate complicated digital broadcast systems using our own products and other technologies and components. We have also invested in the packaging and streamlining of our products to speed deployment. But the primary reason for the success of NDS's development and delivery are the professionals who make up our worldwide delivery teams."

Michael Dick
VP Systems Delivery

Advanced technology



"Our goal is to marry the needs of our customers with newly available technologies. A majority of our R&D effort is focused on security.

When it comes to security, our goal is to be two steps ahead of the hackers. Our R&D is interdisciplinary - we look at everything from chemistry to software and operations. While our competitors try to stop piracy with passive armor, we use swords to create active offensive technology. We're developing secure video processors to enhance content protection for networked consumer electronics devices as well as Digital Rights Management for mobile phones.

In other areas, we're looking at ways of combining the mobile and pay-TV world, as well as connectivity between set-top boxes and other networked devices at home using Bluetooth and WiFi."

Yossi Tsuria
VP Strategy and Technology


NDS
important
1 Do not bend viewing card
2 Do not remove and re-insert card unnecessarily
3 Never submerge card in liquid or use cleaning fluids on it

NDS is a technology company. But our real expertise lies in the ability to turn advanced technologies into solutions that help platform operators and channels, our customers, succeed in business.

We spend more on Research and Development ("R&D") than most of our major competitors. We look for people with great ideas – even if they break the mold. Men and women who push the limits and then push harder. The result is more open, more intelligent and more creative solutions that help our customers succeed.

But the real test of our technology begins when people switch on. Our solutions work seamlessely – making the viewing experience simpler, more compelling and more enjoyable.

Today, we're looking at ways to protect content delivered to mobile phones. And we're trying to promote the new conversion technology - harnessing the computing power of the set-top box in home networks. But that's just the beginning.

Nick Thexton and Yossi Tsuria each have their own vision of the future of digital TV. Together, they form a powerful team that keeps NDS, and our customers, ahead of the competition.



"At NDS we aren't just developing technology, we're in the TV business. Our goals are to enhance the user experience, create smoother, better integration and create enriched content – that doesn't mean putting internet pages on the TV – but creating new ways to entertain, advertise and engage.

If our software goes wrong millions of people see it happen. We are part of show business, and we have to make sure our systems work reliably and seamlessly – and that they are easy to use.

We're looking at new services including HDTV, PVR content and enhancing the user experience, as well as managed networks and alternatives like IP."

Nick Thexton
VP TV Platforms


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"This has been a challenging year for NDS – with a difficult economic environment, and a number of litigation actions. I am proud that our people have remained focused on our business and delivered an excellent performance"



Overview

I am pleased to report that NDS has enjoyed another winning year despite difficult market conditions. We have continued to provide support to our customers to grow their businesses, delivered new systems and won new business.

Revenues for the full year, were £237.2 million compared to £240.8 million in fiscal 2002, which we consider to be a commendable performance in the current economic circumstances and compares favorably with major competitors.

We are also carefully controlling costs, capital expenditures and watching cash reserves in order to keep the business healthy. NDS is in an excellent position with the best new business pipeline in the past four years. We are maintaining our investment in R&D to ensure that we maintain our leadership position.

We continue to enjoy substantial growth in Asia Pacific, winning major contracts in China and India for cable operations. In Australia, Foxtel has given NDS the green light to provide a major digital cable service that will include our XTV Personal Video solution as well as NDS Value@TV interactive services.

The European market is undergoing consolidation. In Italy, News Corporation acquired Telepiu from Vivendi and consolidated its activities with Stream creating Sky Italia. NDS supplied conditional access and other solutions to Stream, and will be a major supplier to the new company.

Some of Europe's established digital platform operators, are questioning the ability of their current conditional access system to provide proper levels of content and revenue protection. Scandinavia's Viasat has already turned to NDS for the proven piracy protection that we can offer.

The US market remains challenging for NDS because of the nature of the market which is closed and dominated by a duopoly. Our work with Cablevision has established NDS as a viable alternative to the duopoly that has controlled the US cable market since its inception.

Latin America revenues have seen a significant downturn, although we are pleased that the SkyLA consortium is introducing the XTV Personal Video System.

Our Orbis subsidiary has contributed significantly to the New Technologies revenues by gaining new contracts for their OpenBet gaming management software. Visionik, which we acquired last year, has played an important role developing new games and reaching new markets.

This year NDS launched Fancy A Flutter with Rank, on the Sky platform. Fancy A Flutter offers interactive gaming for fun and profit and has shown good growth since its launch. NDS has a revenue share in this channel.

It has been a very busy year for our smart card facilities in Maidenhead UK and Lake Forest US. Not only did we surpass our 34 millionth subscriber, we also produced our 100 millionth smart card while shipping more than 26 million smart cards in the past year – a new record.



During the year, NDS, together with MTV, won a prestigious BAFTA award for Ad Break Tennis, a unique game used during Wimbledon

Litigation
This past year has been a challenging one for NDS as we faced a number of litigation actions. As we go to press, we have been able to resolve both the Canal+ and DIRECTV litigation. Other litigation is still pending as detailed in the notes to our accounts. In spite of these challenges, our people have been able to focus on our business, supporting our customers and winning new ones - an achievement we are proud of.

Strategy update

In spite of the very tough environment, NDS continues to outpace our competitors as we actively and successfully pursue our five key strategic objectives:

1. Support current customers and help them grow their subscriber base
2. Sell new applications and services to current customers
3. Win new pay-TV customers with a focus on cable
4. Capitalize on the convergence of digital broadcasting and the internet
5. Strategic alliances and acquisitions to gain market share and expand reach

1. Support current customers and help them grow their subscriber base
Around the world, NDS continues to support 32 pay-TV platforms with a total of 34.4 million active smart cards, an increase of 16%, due primarily to our track record of protecting customer revenue streams and digital content. Today we estimate that we protect over $15 billion in customer revenue.

The success of our company is directly linked to the success of our customers. We are seeing consistent growth in our platform customers including BSkyB in the UK, Yes in Israel, Cablevision in the US and SkyLife in Korea. Auna in Spain has now launched, and we look forward to serving their growing needs in this important market in the future.

In spite of the very tough environment, NDS continues to outpace our competitors

The consolidated Sky Italia platform is using NDS technologies and our systems integration to relaunch their service within a very aggressive time scale.

2. Sell new applications and services to current customers
NDS uses its advanced technologies to create solutions designed to attract and retain subscribers, resulting in lower churn and additional revenues.

The past year has been important for XTV, our Personal Video solution. More than just a PVR, XTV was originally launched by SKY in the UK as Sky+ where it is entering its second phase. XTV has also been selected by Foxtel in Australia, and Sky Latin America because of the subscriber-friendly functionality and new revenue opportunities it offers.

The interactive TV market has become very competitive, but NDS maintains its leadership position by concentrating on delivering new, more sophisticated and complex applications to its customers.

More and more platforms are offering their customers interactive and enhanced TV programs, and the demand for NDS Value@TV interactive tools and applications is growing.

MTV, QVC, Bloomberg, Teletext and Nickelodeon all selected NDS Value@TV interactive applications. During the year, NDS, together with MTV, won a prestigious BAFTA award for Ad Break Tennis, a unique game used during Wimbledon.

Based on the success of the QVC buy button on Sky, QVC is now offering the same one-button buy capability on Telewest Cable TV in the UK. Developed by NDS, the QVC buy button helps grow sales by simplifying and securing the purchase process.


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NATIONAL REPORTER
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We have taken our first step into the massive Indian cable market as the result of a contract with Hathway, a major cable MSO

Viasat turned to NDS because of its leading content and revenue protection capability

Discovery Networks International installed NDS iRespond technology to simplify and speed the production and management of interactive content. This gives Discovery greater flexibility enabling them to quickly create interactive applications in house using their own production teams.

In Israel, Yes/DBS, a satellite platform as well as Matav and Tevel, digital cable companies, now offer a single NDS-supplied interactive advertising platform. Netsat in Latin America as well as CCTV and Sichuan Cable in China all launched Value@TV interactive applications this year.

NDS Core middleware was selected by both Hathway in India and Galaxy in Hong Kong. This attractively priced solution offers an ideal way to provide advanced features like EPG and interactive services using low cost set-top boxes.

3. Win new pay-TV customers with a focus on cable
NDS has successfully expanded its activities in Asia Pacific, Europe and the Americas. We have taken our first step into the massive Indian cable market as the result of a contract with Hathway, a major cable MSO. Other significant cable wins include CNS of Taiwan, Foxtel in Australia as well as Guizhou and Chongqing of China.

This year has also seen NDS integrate its VideoGuard conditional access with Scientific Atlanta set-top boxes for the US market, in addition to signing an agreement to do the same with Motorola. These are important steps to bring choice to the US digital cable market which is controlled by this duopoly.

Another significant move is the introduction of Sony Corp's Passage technology which allows multiple conditional access vendors to operate on a legacy Motorola system. Passage allows US MSOs to choose from a wide variety of set-top boxes and paves the way for a more open US digital cable market. NDS has already demonstrated its system with Passage.

In May, Modern Times Group MTG AB in Scandinavia chose to deploy NDS VideoGuard conditional access on their Viasat pay-TV platform. This will protect digital subscribers from piracy, enable interactivity and reduce churn. Viasat turned to NDS because of its leading content and revenue protection capability.

We also secured several satellite operations this year including Galaxy in Hong Kong, Foxtel Satellite in Australia and Sky Italia. These important additions help maintain our leadership in the important satellite-DTH segment.

4. Capitalize on the convergence of digital broadcasting and the internet
This year has seen the successful launch of the Synamedia product in Japan by SOFTBANK Broadmedia Corporation for their BB Cable TV service. Targeted at the 3 million SOFTBANK Yahoo! customers, the rollout of the service in Tokyo started in late June 2003.

5. Strategic alliances and acquisitions to gain market share and expand reach
The acquisition of Orbis in 2000 has proven to be very successful. This year, Orbis has enjoyed significant growth, winning several important new contracts and expanding relationships including Rank, Blue Square, SkyBet and Ladbrokes for both online and interactive TV applications. Orbis has made a significant contribution to our New Technologies revenues.



FOXTEL

Foxtel has selected NDS as its prime system integrator and provider of key digital technology solutions

NDS is poised to continue growing by focusing on new opportunities

NDS launched Fancy A Flutter, a bingo-style game channel on Sky digital in a joint venture with Rank. This end-to-end solution included the Orbis OpenBet gaming management software, game graphics from Visionik and integration using NDS Value@TV interactive tools.

Expanding capabilities to serve customer needs

NDS works around the world, and we strive to provide the highest levels of local support. This year, we have opened a set-top box integration center in Korea. Not only does this boost our presence in Asia Pacific, it gives us an important integration facility in a key global center for consumer electronics. It enables NDS to maintain its policy of open systems by giving us the local ability to place our VideoGuard conditional access technology in as many new set-top box models as possible.

In Bangalore, India, there are now almost 100 people working at our R&D center complementing our R&D operations in Israel and the United Kingdom.

In Beijing and Hong Kong, our local technical teams have successfully delivered, installed and supported our new cable systems in China and India.

Looking ahead

High quality interactive games using our XTV PVR platform, including pay-per-play, are expected to be strong revenue generators for our customers and our company. Broadband delivery of games and entertainment is expected to grow.

Development efforts involving copyright protection, Digital Rights Management and broadband mobile applications will ensure that NDS remains at the forefront of delivering advanced technologies that support customer needs.

In a tough market, with significant pressures on revenues, NDS is poised to continue growing by focusing on new opportunities. This past year has seen major platform and footprint gains together with strong revenues from our New Technologies.

Our pipeline is strong and we continue to aggressively pursue new digital platforms and channels as well as other opportunities. We are especially satisfied when existing platforms turn to NDS to provide better solutions.

On behalf of the Board, I would like to thank all our employees for their hard work and support during the year. We continue to be the best at what we do today, and we are poised to continue growing tomorrow because of their efforts.

Dr. Abe Peled
President and Chief Executive Officer

"We have been able to win a significant number of new contracts, deliver a very profitable result and continue to demonstrate strong cash generation"



Last year, I commented on how important it would be for NDS to maintain a tight control over our cost base in the extremely challenging operating environment. The tough conditions that we experienced last year have continued into this financial year, but I am delighted to report that we have been able to bring down our costs, enabling us to deliver a very creditable set of results.

There is no doubt that our business has been under significant pressure in fiscal 2003. In 2002 it had proved difficult to win major new conditional access customers, and many existing customers were facing a slow down in their markets and therefore either postponed or cancelled projects. As a result NDS entered fiscal 2003 with a relatively low backlog of projects. Secondly, we have faced the major distractions of the various legal campaigns that have been waged against us. Finally, we have undertaken two massive card shipments this year with the completion of the DIRECTV contract and the BSkyB swap out, and started work on a number of large and complex integration projects such as Viasat, Foxtel and Sky Italia.

I think that it is a tremendous credit to our people and the robustness of our business model that we have both been able to win a significant number of new contracts, deliver a very profitable result and continue to demonstrate strong cash generation.

The tough economic environment has continued to impact the subscriber growth and financial viability of our customers, particularly in Latin America and Israel. Although we have been successful in winning new customers in the Asia Pacific region, these have proved slow to deploy and subscriber growth has been lower than we had expected.

Trading highlights

At first glance, our financial performance may look slightly disappointing compared to last year. Revenues are down £4 million to £237 million and operating profit before goodwill amortisation and exceptional items fell 6% to £50.7 million. Adjusted fully diluted earnings per share fell by 5% to 70.5 pence. However these are still very good results, generating an operating margin of over 21%, especially when compared to the financial performance of many of our competitors, and other technology companies. We have withstood a cancellation or deferral of around £20 million of revenues, and suffered the adverse effects of the weakness of the US Dollar, which also reduced revenues by 4%.

The various revenue streams have had mixed fortunes this year, and this has had a significant impact on our gross profit percentage. Conditional access has shown strong growth of 16% to £145 million, approximately 61% of revenues. We have shipped over 26 million smart cards this year including 14 million to DIRECTV to complete the P4 card contract. This is nearly double our previous highest shipment record and illustrates the capacity that we have within NDS to support the largest customers. We also shipped around 6 million swap out cards for BSkyB; these are funded through a recurring subscriber fee and therefore do not have a direct impact on revenues this year although the impact can be seen in the balance sheet movements (see below). Other significant card shipments have been to Cablevision, SkyLife and Sky Italia.

Integration, development and support revenues are down 24% to £33 million, reflecting the absence of any major project wins in 2002. In addition certain customers have

Revenue
(£ million)


240
200
160
120
80
40
0
97
98
99
00
01
02
03

renegotiated their support contracts to reflect their modified requirements in changed economic circumstances. Whilst we have won a number of large projects in fiscal 2003, we do not expect this revenue stream to show any significant growth in fiscal 2004. This is due to the termination of the DIRECTV support contract, which was a major component of this revenue stream.

Licence fees and royalty revenues are a function of the number of set-top boxes being manufactured incorporating NDS technology and the number of new projects delivered in the year. Licence fees were halved from the previous year because of the absence of major projects and set-top box manufacturers have remained extremely cautious and continued to reduce inventory levels. This has led to an overall reduction in licence fees and royalty revenue of 27% to £22.3 million.

New technologies includes revenues from securing interactive services, data broadcasting, interactive applications, our personal video recorder technology (XTV), OpenBet interactive betting software and our games portfolio from Visionik. Whilst much of this revenue is similar to other categories like software development or royalties, we feel that it is important for investors to see how successful NDS is in achieving our strategy of becoming a leader in interactive applications.

This area has been disappointing, down 3% to £32.5 million and has remained at 14% of revenues. Only Orbis has shown any meaningful growth on last year with some excellent new contracts with existing customers like SkyBet Vegas, Rank/Blue Square and Ladbrokes.

In Europe, interactive applications customers have retrenched, reducing their spending on new projects, and new platforms on which to deploy these applications are not yet available. There have been some notable exceptions with the launch of Bloomberg's interactive service in the UK and the expansion of the MTV and QVC applications onto cable. We were also disappointed when iBlast decided not to deploy our data broadcasting application and cancelled its contract. It is encouraging to report that Synamedia, our solution for pay-TV over broadband, secured its first customer when BB Cable Corporation launched a service in Japan.

The change in revenue mix towards smart cards, at the expense of higher margin software and services, has meant that gross margins are lower than last year. This has been exaggerated because of the predominance of DIRECTV cards, which have lower margin because of the absolute volumes involved. Gross profit is down 10% to £142.8 million and gross margin is down from 65.5% to 60.2% of revenues.

In anticipation of the expected fall in gross margins, we took action in fiscal 2002 to make some targeted reductions in the cost base and these, combined with favourable foreign exchange movements, have helped us to reduce our cost base by £12 million, 11% to £92.1 million. Our strategy remains to continue to make significant investment in research and development in order to maintain our leadership position in conditional access and to develop the products and services to build a significant presence in the interactive and enhanced television space.

R&D is our biggest category of expenditure and accounts for 26% of our revenues, down from 29% last year, and a reduction in actual spend of 11% during the past 12 months. We have continued to invest in our development activities during the year, with modest increases in headcount, and during the year we opened up a set-top box software development and integration centre in Korea. We have, however, reduced some of the discretionary spend in R&D, such as travel, contractors and consultants and capital expenditure. We have also benefited from the weakness of the US dollar against sterling as the majority of our R&D spend is denominated in dollars.

Revenue mix FY03 vs FY02
(%)



Other
3
New technologies
14
Licence fees & royalties
13
Conditional access
52
Projects & support
18

FY 02



Other
2
New technologies
14
Licence fees & royalties
9
Conditional access
61
Projects & support
14

FY 03

Last year we restructured our sales and marketing activities resulting in some headcount reductions and a cut back in our commitment to trade shows and exhibitions, one of our biggest marketing costs. This has facilitated an 11% decline in spend in this area down to £14.2 million. We have continued to invest in our sales activities targeted at the US Cable and Asian markets.

We have continued to remain vigilant on our general and administration costs and these have remained flat on the previous year. We have made reductions in a number of areas, but these have been offset by higher insurance premiums, personnel costs as well as legal and professional fees.

Litigation

We have continued to engage legal and professional advisors in conducting the various legal claims from Canal+, DIRECTV, Echostar and the US District Attorney's investigation. As a result, NDS has incurred substantial legal and other costs of £3.8 million. These have been expensed in fiscal 2003 and have been treated as an exceptional item.

DIRECTV

Our contract to provide the conditional access system for DIRECTV expired in August 2003 and DIRECTV has taken the provision of conditional access "in-house". DIRECTV is currently in the process of being acquired by News Corporation and is awaiting regulatory approval. DIRECTV was NDS's largest customer, accounting for over 40% of revenue in fiscal 2003, and we have had significant resources devoted to supporting this customer. We have now redeployed many of the personnel onto other activities and therefore do not expect to make any significant change to our cost base if this contract is permanently lost. We do, however, hope to continue to be a technology provider to DIRECTV in some form, if the acquisition by News Corporation is consummated. However at this stage we are not able to estimate when, or if, this is likely to produce revenues or quantify the materiality of those revenues.

Cash generation and balance sheet

We have seen another year of strong cash generation with £25 million of cash generated, compared to £36 million last year. Working capital absorbed £10 million of cash, compared to £9 million generated last year, reflecting the fact that we receive substantial payments through customer deposits and subscriber fees. Effectively these are payments in advance that are utilised to pay suppliers when we procure the components of the smart cards on a swap out or to fulfil a large card order such as that for DIRECTV. Smart card inventory has been substantially reduced from £37 million to £8 million, and correspondingly, provisions are also down from £24 million to £6 million. We also ended the year with only 39 days sales outstanding enabling us to reduce trade debtors to £31 million.

We also used £3.2 million of cash to make payments in conjunction with the Visionik acquisition that we made in May 2002. We end fiscal 2003 with free cash balances of £122 million, an extremely strong balance sheet and no debt. We intend to remain vigilant for investment opportunities that will strengthen our leading position and extend our reach into our new markets and therefore intend to maintain a strong balance sheet to enable us to react rapidly if such opportunities arise.

Rick Medlock
Chief Financial Officer

Overview of the business

NDS provides conditional access, broadcast control, interactive software, systems and other services for the management, control and secure distribution of entertainment and information to televisions and personal computers. Our conditional access systems enable the secure distribution of content over a variety of broadcasting media including analog and digital television, the internet and other broadband networks. Conditional access systems enable broadcasters to manage and control the distribution of programmes and information and to protect such content from signal theft. Other software and systems provide broadcasters and content providers with additional functionality and enable them to offer additional services. NDS's systems include software that is installed at the broadcasters' facilities as well as software and smart cards in subscribers' set-top boxes, digital televisions and PCs. We generate additional revenues from the provision of interactive TV applications, games and gaming and betting applications for use on TV or via the internet.

We also provide consulting, system design, integration, and maintenance and support services to digital broadcasters and content providers. System integration includes both the selection of appropriate vendors of third party goods and services and the integration of various components, including those of third party manufacturers, into a single operational broadcast system which also uses our conditional access and broadcast control software. Consulting services includes business consulting and technical assistance, as well as security design for interactive and other advanced services. Our software is licensed for use by broadcasters and others and generates initial licence fees and/or an ongoing royalty stream. Once customers' systems are operational, we may provide ongoing support and maintenance.

Revenues are derived from customers in the UK, Europe and the Middle East, the US, Latin America and the Asia Pacific region. Our operations are located principally in the UK, Israel, India and the US. We also have sales and customer support facilities in other countries where our customers and potential customers are located. We have research and development centres in the UK, Israel, India, Denmark and China.

We consider that NDS operates as a single segment and the business is managed as such. There are no separate divisions or profit centres. To assist in assessing the financial performance of the business, we have identified a number of revenue streams and cost categories. Elements within each line item are measured according to our accounting policies which are set out in Note 1 to our consolidated financial statements.

Revenues

We have identified four principal revenue streams of our business: conditional access revenues; integration, development and support fees; licence fees and royalties; and, revenues from new technologies. These revenues are derived as follows:

Conditional access revenues
Conditional access revenues from a particular broadcaster are generally related to the number of subscribers to the broadcaster's systems. Contracts with customers typically provide for a long-term supply of smart cards and the provision of conditional access services to preserve the security of the system. The volume of smart cards supplied depends on demand by consumers for set-top boxes, which enable the viewer to receive a broadcaster's programmes and services. The nature and extent of the security services vary by customer and are reflected in the fees paid, which are typically determined by the number of smart cards in use and authorised by the broadcaster. Thus, a significant proportion of the growth in conditional access revenues is driven by the growth in the underlying subscriber bases of our broadcaster customers.

Conditional access revenues consist of sales of smart cards and the receipt of subscriber fees. Smart cards are sold to the broadcaster at an agreed unit price for distribution to, and use by, their subscribers. In some circumstances, we receive fees from broadcasters for the maintenance of the security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. The extent of services provided to maintain the security of the conditional access systems varies between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. In other cases, a broadcaster may purchase separately new cards for all its customers at an agreed price which may be discounted to reflect the size of an order and the fact that the development of the replacement cards has been purchased separately.

Integration, development and support revenues
Integration, development and support consists of activities such as software development and adaptation; design, implementation and project management of broadcasting systems; and, ongoing support and maintenance of software and broadcast systems. Integration, development and support fees are related to our ability to obtain new customers for systems and technology and to provide sufficient resources to accept a new contract. Such revenues are determined by contractual negotiation and depend on the amount of time required to manage the integration, customise or develop the software and also on the level of support and assistance required by the customer.

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials and according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years.

Contracts for the initial supply of a system are typically followed by separate contracts for system enhancements and additional features. Support and maintenance contracts typically involve negotiation of a fixed periodic fee over the term of the contract.

Licence fees and royalties
We derive licence fees and royalties from licensing technology to broadcasters for use in their head-end and to set-top box manufacturers. Licence revenues are dependent upon our ability to obtain new customers for proprietary technology and upon the ongoing needs of customers to expand their services or upgrade their systems to more sophisticated technology. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Royalties are generally a function of the number of set-top boxes manufactured, which in turn is dependent upon the ability of the broadcaster or service provider to generate new subscribers.

New technologies
We have developed, and are marketing, new technologies which offer the broadcaster or channel operator the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include games and gaming, interactive applications, Synamedia and the use of our technologies to manage and control the secure distribution of digital content via broadband networks. Revenues under this category are in the form of development fees, licence fees and royalties per subscriber or user. These are typically earned on the successful deployment of technology to a customer or on the manufacture of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality. We have entered into several contracts during the year under revenue-share arrangements.

This revenue stream also includes revenues derived from Visionik, which we acquired on 31 May 2002. Visionik develops and sells games for use on interactive television and these have been sold in the UK, Europe and Latin America.

Revenue from new technologies includes revenues derived from Orbis. Orbis's main product is its OpenBet software, which enables bookmakers to offer their services over the internet and via interactive digital television. As well as controlling the user interface, it also manages the back-office functions and has multi-currency and multi-lingual capabilities. OpenBet is used by many of the UK's leading bookmakers and has been sold to customers in the Asia Pacific region.

During the year we launched 'Fancy a Flutter', a dedicated interactive games and betting channel on the BSkyB platform in the UK, featuring bingo-style and other numbers games. Fancy a Flutter operates through a newly formed subsidiary which is 80% owned by NDS, with the remaining 20% owned by our partner, Rank. The channel offers a mixture of pay-to-play and play-for-fun interactive games delivered securely using technologies developed by NDS, games developed by Visionik and betting control systems developed by Orbis. Rank provides its fixed odds bookmaker permit, use of the "Rank" and "Mecca" brands as well as marketing and customer service expertise.

The new technologies' revenue stream depends upon us developing and selling applications for use by platform operators and channel providers, and the take-up by the end consumer of the new services and functions offered by the service provider.

Expenses

Expenses consist of cost of goods sold, sales and marketing expenses, research and development costs and general and administration expenses. The largest element of our total operating expenses is personnel costs.

Cost of goods sold
Cost of goods sold primarily consists of the physical and processing costs of smart cards, personnel costs incurred in the provision of services and royalties paid to owners of certain technologies which we have incorporated within our own products.

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design their embedded computer chips, arrange for their manufacture and assembly by third party suppliers and then program the smart cards with proprietary software. Component costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the volume of smart cards purchased and processed in any period.

Cost of goods sold also includes an appropriate provision towards the cost of replacing smart cards where we have agreed to assume this liability and the obligation is reflected in the fees charged to the customer. The amount provided to replace a card population in any period is matched with revenues earned over the life of the card to be replaced.

Personnel costs included in cost of goods sold are largely determined by the time spent by relevant staff in fulfilling customer contracts. Costs include an allocation of direct overhead.

Royalty costs are payable under licensing agreements with third parties for the use of technology incorporated in our products. Such royalties are typically a function of relevant revenues. Where we have purchased rights to use technologies developed by third parties (other than as part of a business acquisition), this cost category includes the amortisation of the purchase price.

Sales and marketing
Sales and marketing costs mainly consist of personnel and related costs of our sales and marketing staff in the UK, Europe and the Middle East, the US and the Asia Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development
Research and development costs consist mainly of salary and related costs attributable to staff in Israel, the UK, Denmark, China and India who are developing our technology. Costs include consumables and the depreciation of equipment used in development and test activities and the benefit of grants which we have received from the government of the State of Israel. All research and development costs are written off in the period in which they are incurred.

General and administration
General and administration costs consist primarily of personnel, facilities, infrastructure, legal and administration costs. A separate element of general and administration costs is foreign exchange gains and losses. As an international business, NDS transacts with customers and suppliers in a number of currencies and is therefore exposed to gains and losses arising on the translation of monetary assets and liabilities denominated in currencies other than pounds sterling.

Amortisation of intangible fixed assets
Our assets include goodwill and other intangible assets arising on the acquisition of the businesses which together comprise NDS as it is now structured. This includes goodwill and other intangible assets recognised as part of the acquisitions of Orbis and Visionik.

Critical accounting policies

Our reported financial results are dependent, amongst other things, on our choice of accounting policies, the application of those policies, and on the use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The policies and estimation techniques which we consider are most critical relate to the valuation of assets (principally intangible fixed assets, accounts receivable and inventory) and the recognition or de-recognition of liabilities (principally revenue recognition and provisions).

Our accounting policies are set out in detail in Note 1 to our consolidated financial statements.

Results of operations

The results of the operations for the two years ended 30 June 2003 are presented and analysed below according to the revenue streams and cost categories identified on previous pages. The measurement of revenues and costs is in accordance with our accounting policies under UK GAAP.

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Revenues		
Conditional access	**144,789**	125,068
Integration, development & support	**33,234**	43,737
Licence fees & royalties	**22,254**	30,615
New technologies	**32,451**	33,338
Other revenue	**4,509**	8,030
Total revenues	**237,237**	240,788
Cost of sales		
Smart card & changeover provisions	**(63,309)**	(49,160)
Operations & support	**(21,124)**	(23,300)
Royalties	**(4,638)**	(4,397)
Other	**(5,396)**	(6,250)
Total cost of sales	**(94,467)**	(83,107)
Gross profit	**142,770**	157,681
Gross profit %	**60.2%**	65.5%
Operating expenses, excluding amortisation of intangible fixed assets and exceptional items		
Sales & marketing expenses	**(14,208)**	(15,876)
Research & development	**(61,294)**	(68,738)
General & administration	**(17,719)**	(17,793)
Foreign exchange gains (losses)	**1,130**	(1,403)
Total	**(92,091)**	(103,810)
Operating income, before amortisation of intangible fixed assets and exceptional items	**50,679**	53,871
Operating income %	**21.4%**	22.4%
Amortisation of intangibles	**(9,602)**	(7,350)
Exceptional costs	**(4,274)**	(3,826)
Operating profit	**36,803**	42,695
Share of associate's operating profit (loss)	**(280)**	21
Net interest income	**2,887**	2,513
Profit on ordinary activities before tax	**39,410**	45,229
Taxation	**(13,472)**	(14,551)
	25,938	30,678
Equity minority interests	**102**	-
Net profit	**26,040**	30,678

Commentary on year ended 30 June 2003 compared to year ended 30 June 2002

Revenues

Revenues decreased by 1% to £237.2 million in fiscal 2003 from £240.8 million in fiscal 2002.

Conditional access revenues are driven by the number of subscribers to a broadcaster's services and the demand for smart cards. This latter element is driven by growth in the number of subscribers to a broadcaster's services and by the occurrence or otherwise of smart card changeovers. Prices charged for card changeovers may be lower than for "regular" sales as the customer may benefit from volume discounts. Conditional access revenues increased by 16% to £144.8 million in fiscal 2003 from £125.1 million in fiscal 2002. The bulk of the increase is attributable to DIRECTV. During the period commencing in February 2002 and finishing in May 2003, we supplied 20 million smart cards to DIRECTV as part of a planned card changeover programme. 14.1 million units were shipped in 2003 versus 5.9 million units in 2002. Demand for smart cards from customers in Europe and Latin America was at similar levels to 2002, but shipments to customers in Latin America was very low in fiscal 2003. We recognised income on a total of 19.3 million units in 2003, compared to 14.7 million in 2002. A further 6.7 million units were supplied to BSkyB as part of their planned card changeover programme. The customer paid for these replacement cards as part of its monthly per-subscriber fee so these units had no direct impact on reported revenues in the period. As at 30 June 2003, 34.4 million smart cards supplied by NDS were in use by our customers' subscribers, compared to 29.6 million at 30 June 2002. This represents a net increase of 4.8 million subscribers or 16% over the year.

Integration, development and support revenues declined by 24% to £33.2 million in 2003 from £43.7 million in 2002. The occurrence or otherwise of integration and development revenues depends on the number and nature of new systems and enhancements thereto delivered to customers and for which our revenue recognition criteria are met. Therefore this revenue stream may fluctuate from period to period depending on the number and size of development and integration contracts which meet our revenue recognition criteria during the year. Support revenues primarily depend on the number and value of long-term contracts entered into with our customers. During 2003, we delivered new systems to customers in Taiwan and China, but these projects were smaller than those completed in 2002, which included a major system for SkyLife in Korea. Income was also earned in the year from enhancements to major systems installed in previous periods, as well as from long-term ongoing support and maintenance contracts. We continue to earn revenues from integrating our technology with many different manufacturers of set-top boxes and components for use in consumer devices. During 2003 we have earned revenues from several manufacturers who have brought out new set-top box models, particularly for use in the Asia Pacific market. The number of support and maintenance contracts has increased as more broadcasters have purchased these services. However gross revenues have declined during 2003 because several customers now purchase support for hardware directly from the supplier, rather than via NDS. We earned no, or very low, margins on such support activities and so this element of revenue decline has had no significant affect on gross margins.

Licence fees and royalty income declined by 27% to £22.3 million in 2003 from £30.6 million in 2002. Royalty income is usually a function of the number of set-top boxes manufactured in a period. Licence fee income is driven by delivered systems and in some cases by a platform reaching certain subscriber thresholds. The decline in licence fees is a consequence of the low number of larger new systems supplied in 2003 compared to 2002. Royalty income is a function of the number of set-top boxes manufactured or activated. The demand for set-top boxes is itself driven by the underlying growth in customers' subscriber bases. We also benefit when consumers replace or upgrade their set-top boxes. During the first half of 2003, we experienced a marked decline in set-top box royalties, which we attribute to manufacturers and distributors drawing down their inventories (on which we had been paid royalties in previous periods). This decline reversed in the second half of 2003. An increasing proportion of royalty income is derived from NDS Core and NDS-developed electronic programme guides.

Revenues from new technologies declined by only 3% to £32.5 million in 2003 compared to £33.3 million in 2002. Several new licence agreements have been signed during the year for our OpenBet software. These agreements are expected to generate additional income in future years as many include long-term commitments to purchase further product enhancements. During 2003, we delivered our first conditional access system for use over broadband networks to BBCable in Japan. We have recognised revenue from new technologies derived from interactive applications supplied to platforms such as DIRECTV Latin America and Sky Latin America and channels such as Bloomberg, QVC, MTV, Music Choice, Nickelodeon, Discovery. We continue to earn fees for the authentication and authorisation of interactive services on the BSkyB and other platforms, which are driven by underlying subscriber numbers. Revenues in this caption in 2002 included initial amounts received in respect of our XTV PVR technology which is being used by BSkyB and which they are marketing under the brand "Sky+", and additional sums have been earned in fiscal 2003.

Other revenues include income earned from managing the personalisation, fulfilment and distribution of smart cards for certain customers and hardware supplied to customers as part of an overall system. The latter element was lower in 2003 because we supplied fewer large systems. Revenue from smart card fulfilment services was higher because of the high volumes of smart cards supplied to BSkyB as part of its card changeover.

Overall, revenues were also adversely affected in 2003 compared to 2002 because of the weaker US dollar compared to sterling. Approximately 61% of our revenues were denominated in US dollars.

Cost of sales and gross margin

Cost of goods sold increased to £94.5 million in 2003 from £83.1 million in 2002. Gross profit as a percentage of revenues declined to 60.2% in 2003 from 65.5% in 2002. The biggest cost increase was in smart card material costs, due to the high volumes of cards supplied during the year. Because of lower prices charged to DIRECTV, reflecting a volume discount because of the size of the order, gross margins from card sales were lower. Lower costs of operations and support, which are largely a function of staff costs, reflect the lower level of system deliveries in 2003. The higher charge for royalties (which includes the amortisation of the cost of purchasing intellectual property rights from third parties other than by way of a business acquisition, as well as royalties payable to owners of patents licensed to NDS) is primarily due to revenue mix, as our conditional access revenues attract higher royalty payments. Other cost of sales is lower because of fewer purchases of hardware for supply to customers as part of a system delivery. Other cost of sales includes a bad debt expense of £1.6 million in 2003 and £1.8 million in 2002. The charge in 2003 relates to two customers who defaulted on agreed payment plans and from whom we are attempting to recover monies due; the charge in 2002 related to three customers who entered bankruptcy.

Operating expenses

Sales and marketing expenses declined by 11% to £14.2 million in 2003 from £15.9 million in 2002. As a percentage of revenues, sales and marketing costs have decreased from 6.6% to 6.0%. The decline is as a result of a more targeted approach to marketing, concentrating on key trade shows and audiences, combined with some redeployment of staff within the business. The weaker US dollar reduced sterling-reported costs of our US sales and marketing activities, where we increased headcount and activity in this important market.

Research and development expenditure decreased by 11% to £61.3 million in 2003 from £68.7 million in 2002. Average full-time headcount in research and development activities actually increased from 841 to 879. Most of the growth was in relatively low-cost regions, particularly in India. The main reason for the overall decline was the weaker US dollar, which reduced the sterling-reported costs of our Israeli operations. In US dollar terms, the costs of our Israeli operations declined by about 10%, mainly through reduced use of contractors and lower discretionary expenditure, including travel, which is a consequence of the lower level of project deliveries in the year. As a percentage of revenue, research and development has decreased from 28.5% to 25.8% of total revenues.

Conditional access technology remains the core of our business and we continue to invest heavily to ensure that our products remain robust and current. Piracy is a continuous threat to our customers' revenues and it remains our key objective to exploit the best of new developments in areas such as algorithm development, secure chip design and electronic counter measures to protect against piracy. We have assigned a large group of people to improve the ease-of-use of our systems, and to adapt them for deployment in the US cable market. We have continued to invest heavily in the development of XTV and our NDS Core set-top box operating system, as well as other tools required by broadcasters and content providers to exploit the interactive capabilities of digital television. We have also invested in joint projects with set-top box manufacturers to accelerate the commercial availability of XTV-enabled decoders and decoders specifically designed for use in the cable market. We are working with a number of companies to develop products incorporating Synamedia technologies for use in broadband applications. We are also examining ways in which our conditional access expertise might be applied to digital rights management and digital storage media.

General and administration costs (which exclude charges for the amortisation of intangible fixed assets acquired as part of a business combination, foreign exchange gains and losses, and exceptional costs) decreased marginally to £17.7 million in 2003 from £17.8 million in 2002.

During 2003 we recorded foreign exchange gains of £1.1 million compared to losses of £1.4 million in 2002. Foreign exchange gains and losses in the profit and loss account arise from revaluing our monetary assets and liabilities into the functional currency of each of our subsidiaries and from movements in exchange rates between issuance or receipt of invoices and subsequent payment. The movement in the year is due to the volatility in US dollar-sterling and euro-sterling exchange rates through the year. We estimate that this item, combined with the reduction in reported revenues and costs referred to above, have had a broadly neutral effect on reported operating profit and a negative affect on reported net assets (the latter showing in the accounts as a movement in reserves). We have not, to date, entered into any free-standing derivative contracts to hedge foreign exchange exposure because of the uncertainty in timing of actual receipts and payments. Rather, we have adopted a policy of converting surplus non-sterling cash into sterling on the spot market as and when such surpluses have arisen. We expect to review this policy from time to time as circumstances change.

Operating income before amortisation of intangible fixed assets and exceptional costs

Management regards operating income before amortisation of intangible fixed assets and exceptional costs as a key measurement of performance. The factors outlined above have resulted in an decrease in this measure of profitability of 6% to £50.7 million in 2003 from £53.9 million in 2002. As a percentage of revenues, this measure has decreased from 22.4% in 2002 to 21.4% in 2003.

Amortisation of intangible fixed assets

Charges for the amortisation of intangible fixed assets acquired as part of a business combination rose from £7.4 million in 2002 to £9.6 million in 2003. This is due to acquisition of certain intellectual property rights as part of the Visionik acquisition in May 2002 and the consequence of increasing the amount of goodwill arising on the Orbis in March 2002. In June 2003, we refined our estimate of the goodwill arising from the Visionik acquisition. This reduced the estimated cost of goodwill by about £3.2 million, with a corresponding reduction in liabilities to the vendors. Further adjustments to goodwill may be required if the revenues and profitability of the underlying business of Visionik for the year ending 31 May 2004 exceed certain thresholds. Further details are given in Note 9 of the consolidated financial statements.

Exceptional costs

During the year, we have incurred exceptional costs of £4.3 million. Of this, £3.8 million relates to the litigation which is discussed more fully in Note 26c of the consolidated financial statements. A further charge of £0.5 million has been recorded to write-off our investment in a venture capital fund specialising in technologies complementary to ours. Following discussions with the fund manager we concluded that there was little prospect of realising any value from this investment.

Operating profit

The factors outlined above have resulted in a decrease in operating profit to £36.8 million in 2003 from £42.7 million in 2002.

Non-operating items

In 2003 we earned net interest income of £2.9 million on cash balances compared to £2.5 million in 2002. Our cash balances have increased in the year but this has been offset by reductions in interest rates.

During 2003 we terminated our relationship with ADSR Limited in which we had a 40% equity interest. As part of the termination we received a rebate of certain fees paid to ADSR, we purchased certain fixed assets and obtained full repayment of loan financing provided to ADSR. We then sold our shares for a nominal sum. These transactions resulted in a net charge of £0.3 million.

Taxation

The effective tax rate increased to 34.2% of profit before tax in 2003 from 32.2% of profit before tax in 2002. The increase in the effective tax rate is due to the increase in the proportion of non-deductible charges for the amortisation of goodwill and the generation of certain losses for which no effective relief is available as a result of the write-off of fixed asset investments and the disposal of our investment in ADSR Limited.

Net profit

As a result of the factors outlined above, net profit attributable to the ordinary shareholders of NDS Group plc declined 15% from £30.7 million to £26.0 million.

Liquidity and capital resources

Total cash increased by £23.0 million in the year from £98.5 million to £121.5 million. Our only debt relates to a residual amount of £0.4 million payable in respect if the Visionik acquisition and £0.4 million of loan finance provided by the minority shareholder in Fancy a Flutter.

Cash inflow from operating activities was £44.8 million or 122% of operating profit in 2003 compared to £67.9 million or 159% of operating profit in 2002. Operating profit and non-cash operating costs were £4.2 million lower in 2003 than in 2002 for the reasons explained above.

In 2003, changes in working capital absorbed £10.0 million, but generated £8.9 million in 2002. In 2002 we increased our stock levels as part of the DIRECTV card order and the planned BSkyB card changeover. The latter was substantially covered by the changeover provision. Customer deposits and deferred income increased during 2002 and were very high at that year end as a result of advance payments received from DIRECTV and other customers. During 2003, we substantially completed the BSkyB card changeover, completed the DIRECTV card order and recognised revenue on a number of projects that were in progress at 30 June 2002. As a result, during 2003, inventory balances fell by £29.4 million, provisions decreased by £14.5 million and customer deposits and deferred income fell by £23.2 million. These three items resulted in a net working capital requirement of £8.3 million. As a result of timing of purchases and recognition of liabilities, net payment operating liabilities other than customer deposits absorbed a further £13.2 million. Trade debtors were markedly lower at 30 June 2003 than 2002, which had the effect of releasing £11.5 million of working capital. This is partly a result of the timing of billings to customers but more importantly, debtor health improved over the year from 80% to 86%.

Interest receipts in 2003 were slightly higher than 2002 reflecting higher interest income. Capital expenditure was lower in 2003 than 2002, because the prior year included the cost of fitting out new premises. Tax payments in 2003 were proportionately higher than the tax charge because of the final transitional arrangements of a scheme in the UK to accelerate tax payments for larger corporations. During 2003, we paid approximately £4.9 million of the total £5.3 million expected consideration due in respect of the Visionik acquisition.

As at 30 June 2003, approximately £26.5 million of our cash was held in US dollars, with most of the remainder being held in sterling. To date, we have placed cash in excess of our immediate requirements on deposit with banks, typically with a term of between one day and three months. We have not invested in marketable securities. As at 30 June 2003, £88.1 million was held on short-term deposit, with the remaining £33.4 million being in immediately available funds. This latter amount is higher than normal due to a large receipt immediately prior to the year end.

As at 30 June 2003, and as of the date hereof, we have an unused facility to borrow up to £30 million from a subsidiary of News Corporation. No amounts have been drawn under this facility during 2003 or subsequently.

Cash accumulated is being held with the intention of using it for the future development of the business and there are currently no plans to pay any dividends to shareholders, although this is regularly reviewed by the Directors. We expect that we have sufficient working capital resources for our present requirements.

Financial risk factors

Qualitative and quantitative information about the financial risk factors affecting NDS is given in Note 29 to the consolidated financial statements.

Going concern

After making enquiries, the Directors have a reasonable expectation that NDS has adequate resources to continue in operational existence for the foreseeable future. For this reason we continue to adopt the going concern basis in preparing the financial statements.

Corporate Governance

NDS is committed to high standards of corporate governance. The Board of Directors is accountable to shareholders for good corporate governance.

Board of Directors

Our business is managed by our Board of Directors. Our Articles of Association provide that the number of our Directors is not subject to a maximum, but shall not be less than two. Directors may be appointed by our shareholders by ordinary resolution. In addition, the Board of Directors or the holder of a majority of the voting rights exercisable, on a poll, at general meetings may appoint directors. A director so appointed by the Board of Directors retires from office at the next Annual General Meeting, but is then eligible for reappointment.

At each Annual General Meeting, generally one-third of those Directors subject to retirement by rotation are obliged to retire by rotation, based principally upon the length of time in office, and are eligible for re-election. A Director holding the office of Chairman or Chief Executive or appointed by the holders of a majority of the voting rights and any Director appointed by the Board of Directors since the previous Annual General Meeting are not subject to retirement by rotation. Any Director may be removed from office in a general meeting, or by the holder of a majority of the voting rights, or by all the other Directors.

No person is disqualified from being appointed or reappointed as a Director and no Director is required to vacate his office by reason of attaining the age of 70 or any other age. A Director is not required to own any of our shares. The quorum for meetings of the board is two directors, unless otherwise decided by the board.

A director may hold any other office of NDS (except that of auditor) and no contract, arrangement or transaction involving NDS in which a Director is in any way interested (directly or indirectly) shall be avoided, provided that such director has disclosed such interest in accordance with the UK Companies Act 1985. Subject to such disclosure, a director may vote or be counted in the quorum with respect to any resolution of the board or of a committee concerning any contract, arrangement, transaction or proposal to which we are, or will be, a party in which he is interested, except a resolution concerning his own appointment.

Our Board of Directors currently comprises seven Directors, five of whom were appointed by News Corporation and are not subject to retirement by rotation. The two other Non-Executive Directors, Julian A. Brodsky and Peter J. Powers, are subject to retirement by rotation.

Based on its current beneficial share ownership, News Corporation, through its subsidiary NDS HoldCo, Inc., has the power to appoint and remove any Director.

Audit Committee

Members of the Audit Committee are Julian A. Brodsky (Chairman), Peter J. Powers and David DeVoe.

The Audit Committee, which operates under a charter approved by the Board of Directors, is expected to meet not less than twice a year and has met four times since the last Annual General Meeting. Its purpose is to consider and recommend the appointment of auditors, approve the audit fee, consider any questions of resignation or dismissal of the auditors, discuss with the auditors the nature and scope of the audit, review the quarterly and annual financial statements before submission to the Board of Directors, discuss problems and reservations, if any, arising from interim and final audits and any other matters the auditors may wish to discuss, review the auditors' management letter and management response, consider internal controls, review the work of the internal audit team and, if requested by the Board of Directors, review potential conflicts of interest.

Remuneration Committee

The terms of reference of the remuneration committee and details of Directors' service contract and remuneration are given in the Directors' Remuneration Report.

Internal control

The Board of Directors is responsible for our system of internal control, which comprises a process for identifying, evaluating and managing the risks we face and for reviewing its effectiveness. The primary aim is to operate a system which is appropriate to the business and which can, over time, increase shareholder value whilst safeguarding our assets. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Our system of internal control and risk management consists of regular self-assessment encompassing all parts of the business and preparation of a remedial action plan, as appropriate. Significant risks are also reviewed by the Audit Committee and by the Board. In addition to this process, the following key elements are critical to the overall internal control environment:

- an organisation structure with clear operating procedures, defined lines of responsibility and delegated levels of authority;
- the adoption of "Standards of Business Conduct". These confirm NDS's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Company intends that all Directors, officers and employees of the Company and its subsidiaries follow the spirit, as well as the letter, of those standards. This is communicated to each new director, officer and employee;
- a comprehensive strategic planning, financial control and budgeting system which is properly documented and regularly reviewed; and
- a disciplined acquisitions and divestments due diligence process and post-acquisition integration programme.

The Audit Committee has outsourced an internal audit function to the Internal Audit group of The News Corporation Limited. This group operates on a global basis and plays a key role in providing an objective view and continuing assessment of the effectiveness of the internal control systems throughout NDS to operating management, the Audit Committee and the Board of Directors. The work programme of this function is agreed annually in advance with the Audit Committee and revised as appropriate. It is focused on the areas perceived to be of greatest risk to NDS. Its reports on work undertaken in 2003 and to date have not identified any significant weaknesses in internal control.

Directors' Report

Year ended 30 June 2003

The Directors present their Annual Report on the affairs of NDS Group plc ("the Company") and its subsidiary undertakings ("NDS" or "the Group"), together with the Financial Statements and Auditors' Report for the year ended 30 June 2003.

Activities

The Chief Executive Officer's Strategy Review, the Chief Financial Officer's Review and the Financial Review elsewhere in this Annual Report discuss the principal activities of NDS, its financial and operating performance during the year and the future developments of the business.

Results and dividends

The profit on ordinary activities after taxation attributable to ordinary shareholders was £26,040,000 (2002: £30,678,000). It has been the policy of the Directors to retain profits for the future development of the business and accordingly no dividends have been paid or are proposed (2002: Nil). The Directors intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.

Share capital

Details of changes in the share capital of the Company during the year are given in Note 19a to the financial statements.

On 3 September 2003, a subsidiary of The News Corporation Limited held all of the Series B ordinary shares and the deferred shares. Substantially all of the Series A ordinary shares are held by The Bank of New York as custodian and to support American Depositary Receipts ("ADRs") issued by The Bank of New York. No owner of ADRs had an effective interest in more than 3% of the total share capital of the Company.

Authority to issue shares

At the last Annual General Meeting shareholders authorised the Directors, pursuant to section 80 of the Companies Act 1985, to allot relevant securities representing the whole of the authorised but unissued share capital of the Company for a period expiring on 28 October 2007. At the same time, the Directors were empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities for cash without first being required to offer them to existing shareholders. It is the Directors' intention to seek annual renewal of these authorities and accordingly resolutions will be proposed at the Annual General Meeting to renew these authorities until 3 November 2008.

Directors and their interests

The Directors who served during the year and up to the date of this report were as follows:

Julian Brodsky	Independent Non-Executive Director
David DeVoe	Non-Executive Director
James Murdoch	Non-Executive Director
Lachlan Murdoch	Non-Executive Director
Abe Peled	Executive Director, President and Chief Executive Officer
Peter Powers	Independent Non-Executive Director
Arthur Siskind	Non-Executive Director

David DeVoe, James Murdoch, Lachlan Murdoch and Arthur Siskind are Directors of The News Corporation Limited, the party which exercises ultimate control over the Company. Abe Peled is a member of The News Corporation Executive Committee.

As at 30 June 2003, no Director owned shares in the Company (2002: none). Details of interests of Directors in options over shares in the Company are provided in the Directors' Remuneration Report.

As at 30 June 2003, Abe Peled and Peter Powers owned no shares in The News Corporation Limited (2002: none) and Julian Brodsky owned 1,000 shares in The News Corporation Limited (2002: 1,000). Interests of David DeVoe, James Murdoch, Lachlan Murdoch and Arthur Siskind in shares and options over shares in The News Corporation Limited are disclosed in the full Financial Report and Annual Report on Form 20-F of that company which are filed, respectively, with the Australian Securities and Investment Commission (Australian Stock Exchange) and the U.S. Securities and Exchange Commission.

In accordance with the Company's articles of association, Julian Brodsky will retire from office at the Annual General Meeting to be held on 3 November 2003, and does not offer himself for re-election.

Employee matters

The Company keeps employees informed on matters affecting them as employees and on various factors affecting the performance of the Company. Applications for employment from disabled persons are considered on their own merits. Should an employee become disabled, the Company will attempt to provide continuing employment if practical.

Suppliers' payment policy

NDS's policy is to agree terms of payment with its suppliers in advance and settle invoices in accordance with those terms. The Company has no trade creditors and so the number of creditor days outstanding at the year end was nil.

Donations

The Company made no political donations during the year (2002: none). Charitable donations amounted to £51,000 (2002: £90,000).

By order of the Board

C R K Medlock
Company Secretary
3 September 2003

One London Road
Staines
Middlesex
TW18 4EX
England

Statement of Directors' responsibilities in respect of the financial statements

Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group, and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Remuneration Report

Year ended 30 June 2003

Information not subject to audit

Remuneration Committee and advisors

The Company's Remuneration committee is chaired by Peter Powers and its other members are Julian Brodsky and David DeVoe. The committee has the authority to review and approve on behalf of the Company the entire individual remuneration package for each Executive Director and Senior Executive, including: approval of any service contract; any benefit, pension or incentive scheme entitlement; any other fees and expenses; and any compensation payable on the termination of a service contract. It also exercises all the powers and discretions vested in the Board in respect of the Group's share option schemes. The committee is authorised to obtain outside legal advice or other independent professional advice, as well as information about remuneration practices elsewhere. No external advice has been sought or provided during the year.

Remuneration policy

The Company's policy on Senior Executive's remuneration for the current and future financial years is that the overall remuneration package should be sufficiently competitive to attract, retain and motivate high quality Executives capable of achieving the Group's objectives and thereby enhancing shareholder value. The details of individual components of Directors' remuneration packages and service contracts are discussed below:

David DeVoe, James Murdoch, Lachlan Murdoch and Arthur Siskind are appointed by News Corporation, the party which exercises ultimate control over NDS. They receive no remuneration from the Company for their services to the Group and no specific part of their total remuneration can be attributed to their roles as Directors of NDS. They do not have service contracts with the Company. They receive remuneration from The News Corporation Limited relating to a number of management roles, including performance of the duties of a director of NDS. It is not possible to allocate the portion of their total remuneration which relates to NDS.

Abe Peled is the sole Executive Director of the Company. He was employed by the Company pursuant to a service agreement dated 1 December 1999 for an original term of three years. On 30 November 2002, the contract was automatically extended for a further year and will be extended for further one-year periods unless either party gives 12 months' written notice not to extend. As of the date of this report, no such notice has been received or given. On termination, one year's salary is payable if the Company terminates the contract for reasons other than cause or death. Abe Peled's remuneration package consists of basic salary, benefits and discretionary bonuses. He is also eligible to participate in the Group's share option schemes. There are no specific performance criteria attaching to the remuneration package.

Julian Brodsky and Peter Powers are Independent Non-Executive Directors, neither of whom has a service contract with the Company. The fees paid to such Directors are determined by the Board within the limits stipulated in the Company's Articles of Association. These Directors are not involved in any discussions or decisions concerning their own remuneration. Julian Brodsky will retire by rotation from office at the Annual General Meeting to be held on 3 November 2003, and does not offer himself for re-election.

All Directors are eligible to participate in the Group's share option schemes. All awards are discretionary. Consistent with share options granted to employees generally, options granted under the share option schemes vest in four equal instalments on the anniversary of grant. With the exception of one grant referred to below under Interest in options, all options granted since the Company's initial public offering in November 1999 have been granted at the closing quoted market price of the Company's ADR's on the day preceding the grant. There are no performance criteria associated with vesting. The Company does not operate any long-term incentive schemes.

Performance graph
The graph below shows the change in the price of NDS ADR's as quoted on NASDAQ, compared to the NASDAQ Composite Index for each of the periods since initial public offering in November 1999. The change in share price is regarded as a fair measure of total shareholder return as no dividends have been paid in the period.

The NASDAQ Composite Index has been chosen as the comparative because it represents a broad equity market index in which the Company is a constituent member.

NDS share price change compared to NASDAQ Composite Index since Initial Public Offering (22 November 1999= 100)


350
300
250
200
150
100
50
0
IPO (22 November 1999)
30 June 2000
30 June 2001
30 June 2002
30 June 2003
Share price
NASDAQ Composite

Information subject to audit
Directors' remuneration
The remuneration of the Directors is as follows:

	Salary or fees £	Benefits £	Bonus £	Expense allowance £	**Total 2003 £**	Total 2002 £
Abe Peled	475,000	114,881	300,000	40,000	**929,811**	876,422
David DeVoe	-	-	-	-	-	-
James Murdoch	-	-	-	-	-	-
Lachlan Murdoch	-	-	-	-	-	-
Arthur Siskind	-	-	-	-	-	-
Julian Brodsky	32,188	-	-	-	**32,188**	20,084
Peter Powers	34,412	-	-	-	**34,412**	20,084
	541,600	114,811	300,000	40,000	**996,411**	916,590

Benefits paid in respect of Abe Peled comprise the provision of a company car, health insurance and the provision of accommodation in London.

In addition, the Company has paid £42,500 (2002: £15,264) in respect of a money purchase pension scheme for the benefit of Abe Peled.

Fees paid in respect of Julian Brodsky and Peter Powers were paid, at their request, to entities connected with them, rather than to the individuals personally.

Interests in options

David DeVoe, James Murdoch, Lachlan Murdoch and Arthur Siskind had no interest in options over shares in the Company. Interests of the other Directors in options over Series A ordinary shares of US$0.01 each are set out below. All options have been granted under the share schemes referred to in Note 19c to the financial statements.

a) Abe Peled

Exercise price	Held at 30 June 2002	Exercised during the year	Granted during the year	Cancelled during the year	Held at 30 June 2003	Vested at 30 June 2003	Unvested at 30 June 2003
$8.14	132,500	-	-	-	132,500	132,500	-
$8.14	88,000	-	-	-	88,000	88,000	-
$9.85	88,000	-	-	-	88,000	88,000	-
$20.00	200,000	-	-	-	200,000	150,000	50,000
$60.00	40,000	-	-	(40,000)	-	-	-
$21.90	56,000	-	-	-	56,000	14,000	42,000
$6.50	-	-	40,000	-	40,000	-	40,000
	604,500	-	40,000	(40,000)	604,500	472,500	132,000

Options held at 30 June 2003 expire between 21 May 2007 and 21 November 2012.

b) Julian Brodsky

Exercise price	Held at 30 June 2002	Exercised during the year	Granted during the year	Cancelled during the year	Held at 30 June 2003	Vested at 30 June 2003	Unvested at 30 June 2003
$20.00	5,000	-	-	-	5,000	3,750	1,250
$60.00	5,000	-	-	(5,000)	-	-	-
$21.90	5,000	-	-	-	5,000	1,250	3,750
$6.50	-	-	5,000	-	5,000	-	5,000
	15,000	-	5,000	(5,000)	15,000	5,000	10,000

Options held at 30 June 2003 expire between 24 January 2010 and 21 November 2012.

c) Peter Powers

Exercise price	Held at 30 June 2002	Exercised during the year	Granted during the year	Cancelled during the year	Held at 30 June 2003	Vested at 30 June 2003	Unvested at 30 June 2003
$20.00	5,000	-	-	-	5,000	3,750	1,250
$60.00	5,000	-	-	(5,000)	-	-	-
$21.90	5,000	-	-	-	5,000	1,250	3,750
$6.50	-	-	5,000	-	5,000	-	5,000
	15,000	-	5,000	(5,000)	15,000	5,000	10,000

Options held at 30 June 2003 expire between 24 January 2010 and 21 November 2012.

During the year ended 30 June 2001, Julian Brodsky and Peter Powers were each granted 5,000 options at an exercise price which was below their intrinsic value on the date of grant. The value of the discount is charged to the profit and loss account over the vesting period of the options as share-based compensation. The charge for the year in respect of each of these Directors was £19,912 (2002: £39,271), which is in addition to the amounts of remuneration disclosed above. Save for this item, all other options have been granted at the closing price quoted on Nasdaq on the last trading day preceding the grant. Options which were cancelled during the year were returned voluntarily by the holders for no consideration. Options granted under the share option schemes vest in four equal instalments on the anniversary of grant. There are no performance criteria associated with vesting.

The quoted price of ADRs representing Series A ordinary shares of US$0.01 each as at 30 June 2003 was $15.49. The highest and lowest prices during the year were $16.70 and $5.000 respectively.

By order of the Board

C R K Medlock
Company Secretary
3 September 2003

One London Road
Staines
Middlesex
TW18 4EX
England

Auditors' Report

Year ended 30 June 2003

Independent Auditors' Report to the Shareholders of NDS Group plc

We have audited the financial statements of NDS Group plc for the year ended 30 June 2003 which comprise the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Statement of Cash Flows, and the related Notes numbered 1 to 31. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Operational Highlights, Chief Executive Officer's Strategy Review, Chief Financial Officer's Review, Financial Review, the unaudited part of the Directors' Remuneration Report, Directors' Report and Five Year Summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the profit of the Group for the year then ended and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

3 September 2003

Consolidated Profit and Loss Account

Year ended 30 June 2003

	Notes	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Turnover	2	**237,237**	240,788
Cost of sales		**(94,467)**	(83,107)
Gross profit		**142,770**	157,681
Administrative expenses - trading expenses	3a	**(92,091)**	(103,810)
		50,679	53,871
Administrative expenses - amortisation of intangible fixed assets	3b	**(9,602)**	(7,350)
Exceptional administrative expenses	3c	**(4,274)**	(3,826)
Operating profit		**36,803**	42,695
Share of associate's operating (loss) profit, net of goodwill amortisation	4a	**(220)**	21
Loss on disposal of associate	4b	**(60)**	-
Profit on ordinary activities before interest		**36,523**	42,716
Net interest income	5	**2,887**	2,513
Profit on ordinary activities before taxation	6	**39,410**	45,229
Taxation	7	**(13,472)**	(14,551)
Profit on ordinary activities after taxation		**25,938**	30,678
Equity minority interests	18	**102**	-
Profit for the year attributable to members of the parent company		**26,040**	30,678
Earnings per share	8		
Basic earnings per share		**48.4p**	57.5p
Diluted earnings per share		**48.0p**	56.1p
Adjusted basic earnings per share		**71.0p**	76.2p
Adjusted diluted earnings per share		**70.5p**	74.3p

The accompanying notes form an integral part of this consolidated profit and loss account.

Consolidated Statement of Total Recognised Gains and Losses

Year ended 30 June 2003

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Profit for the year, excluding share of profits (losses)of associate	**26,185**	30,605
Share of associate's profit (loss) for the year	**(145)**	73
Profit for the year attributable to members of the parent company	**26,040**	30,678
Loss on foreign exchange translation	**(3,617)**	(2,338)
Total recognised gains relating to the year	**22,423**	28,340

Consolidated Balance Sheet

As at 30 June 2003

	Notes	30 June 2003 £'000	30 June 2002 £'000
Fixed assets			
Investments	9a	-	2,337
Intangible fixed assets	10	**64,049**	76,492
Tangible fixed assets	11	**14,697**	17,694
		78,746	96,523
Current assets			
Investments	9	-	500
Stocks	12	**7,617**	37,065
Deferred tax asset	7c	**4,273**	3,951
Debtors	13	**36,115**	47,949
Cash	14	**121,520**	98,502
		169,525	187,967
Creditors			
Amounts falling due within one year	15	**(54,081)**	(95,546)
Net current assets		**115,444**	92,421
Total assets less current liabilities		**194,190**	188,944
Creditors			
Amounts falling due after more than one year	16	**(1,533)**	(1,445)
Provision for liabilities and charges	17	**(6,328)**	(23,691)
		186,329	163,808
Equity minority interests	18	**(58)**	-
Net assets		**186,271**	163,808
Equity capital and reserves			
Equity share capital	19	**339**	337
Share premium	20	**127,777**	127,777
Merger reserve	20	**49,816**	35,485
Shares to be issued	20	-	14,333
Profit and loss account	20	**(166,926)**	(189,389)
Capital contribution	20	**133,265**	133,265
Total equity shareholders' funds		**144,271**	121,808
Non-equity share capital	19	**42,000**	42,000
Total shareholders' funds		**186,271**	163,808

Signed on behalf of the Board

Dr A Peled
3 September 2003

The accompanying notes form an integral part of this consolidated balance sheet.

Company Balance Sheet

As at 30 June 2003

	Notes	30 June 2003 £'000	30 June 2002 £'000
Fixed assets			
Investments	9c	**386,397**	401,137
Current assets			
Cash	14	**23**	1,600
Creditors			
Amounts falling due within one year	15	**(1,625)**	(31,925)
Net current liabilities		**(1,602)**	(30,325)
Total assets less current liabilities		**384,795**	370,812
Equity capital and reserves			
Equity share capital	19	**339**	337
Share premium	20	**127,777**	127,777
Merger reserve	20	**49,816**	35,485
Shares to be issued	20	**-**	14,333
Profit and loss account	20	**31,598**	17,615
Capital contribution	20	**133,265**	133,265
Total equity shareholders' funds		**342,795**	328,812
Non-equity share capital	19	**42,000**	42,000
Total shareholders' funds		**384,795**	370,812

Signed on behalf of the Board

Dr A Peled
3 September 2003

The accompanying notes form an integral part of this balance sheet.

Consolidated Statement of Cash Flows

Year ended 30 June 2003

	Notes	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Net cash inflow from operating activities	22	**44,797**	67,916
Returns on investments and servicing of finance	23	**2,922**	2,565
Taxation	23	**(14,591)**	(13,075)
Capital expenditure and financial investment	23	**(5,175)**	(6,417)
Acquisitions and disposals	23	**1,671**	(6,561)
Cash inflow before management of liquid resources and financing		**29,624**	44,428
Management of liquid resources	23	**(25,637)**	(62,482)
Financing	23	**526**	525
Increase (decrease) in cash	24	**4,513**	(17,529)

The accompanying notes form an integral part of this consolidated statement of cash flows.

1. Accounting policies and principal activity

NDS Group plc ("the Company") is incorporated in Great Britain. The Company, together with its subsidiaries ("NDS" or "the Group"), is engaged in the business of providing conditional access, broadcast control, interactive software, systems and other services to pay-TV broadcasters and content providers.

The principal accounting policies, all of which have been applied consistently throughout the year and the preceding period, are summarised below.

a) Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards.

b) Basis of consolidation

The financial statements consolidate the accounts of the Company and all its subsidiary undertakings, drawn up to 30 June each year. All intercompany transactions and balances have been eliminated on consolidation. The results and cash flows of subsidiaries or businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Group. Entities, other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies NDS exercises a significant influence are treated as associates and accounted for using the equity method.

The Company has taken advantage of section 131 of the Companies Act 1985 to apply merger relief in respect of shares issued in connection with the acquisition capital of Orbis Technology Limited ("Orbis"). The difference between the fair value and the nominal value of shares issued has been credited to a merger reserve.

The Company's ultimate controlling party is The News Corporation Limited, which taken together with its subsidiary and associated undertakings is referred to herein as "The News Corporation Group".

c) Goodwill

Goodwill arising on the acquisition of subsidiary undertakings or businesses represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Provision is made for any impairment. The useful life of goodwill is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of goodwill have ranged from 7 to 20 years.

During the year adjustments have been made to the value of goodwill arising, and the consideration paid, in respect of the acquisition of Visionik A/S ("Visionik") which occurred on 31 May 2002. Details of the adjustments are given in Note 9b.

d) Intellectual property rights

Intellectual property rights purchased by the Group are included at cost as intangible fixed assets and depreciated on a straight-line basis over their useful economic lives. Provision is made for any impairment. The useful life of these assets is considered by the Directors on a case by case basis and in the case of assets acquired to date by the Group, they have estimated the period over which benefits will accrue to the Group to be three years.

e) Fixed asset investments

Fixed asset investments are stated at cost less any provision for impairment. Income from investments is included in the profit and loss account only if received, or declared and receivable.

f) Associates

In the consolidated financial statements, investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of the net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

g) Research and development

Research and development expenditure is written off to the profit and loss account as incurred.

h) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost net of depreciation and any provision for impairment. They are depreciated on a straight-line basis over their expected useful economic lives or anticipated length of use by NDS. The useful lives are as follows:

Leasehold improvements: Over lesser of useful life or period of lease.
Equipment and furniture: between two and five years.

i) Stocks and work-in-progress

Stocks and work-in-progress are valued at the lower of cost (calculated on a first in, first out basis) and net realisable value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate. Where stock is to be used to satisfy a liability incurred under subscriber fee arrangements (see Note 1m under subscriber fees), the stock is held at cost and the liability is measured by reference to that cost.

Contract work-in-progress represents the cost of bought-in goods and services and the direct labour cost of work undertaken for customer contracts where such costs can be clearly related to development and integration work for which the associated revenue has not been recognised.

j) Debtors

Debtors are recognised at the amounts due to NDS, net of any provision for doubtful debts.

k) Foreign currency

The reporting currency and functional currency of the Company is UK pounds sterling. The functional currency of each of the subsidiaries of NDS Group plc is the local currency of the country in which each subsidiary is located, except in the case of the subsidiaries operating in Israel, where the functional currency is the US dollar.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant company at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end with any resulting gain or loss being recorded in the profit and loss account.

The results and cash flows of overseas operations are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

l) Taxation

Corporation tax and its overseas equivalents is provided on the taxable profits for the year at the rate prevailing during the year.

Full provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes, measured using tax rates that have been enacted or substantially enacted. Deferred tax assets and liabilities are not discounted to reflect the time value of money. The recoverability of deferred tax assets is considered and a provision is made if it is considered more likely than not that the asset will not be recoverable. No deferred tax is recorded in respect of tax that would be payable on the remittance by way of dividend of the past earnings of overseas subsidiaries until such time as the remittance becomes binding on the subsidiary.

m) Turnover

Turnover represents amounts receivable by the Group for goods and services provided in the ordinary course of business, net of trade discounts, value added tax and other sales-related taxes.

NDS derives revenues from the provision of conditional access, broadcast control, interactive software, systems and other services to pay-TV broadcasters and content providers. Conditional access systems enable such customers to manage and control the distribution of programmes and information and to protect such content from signal theft. Other software and systems provide broadcasters and content providers with additional functionality and enable them to offer additional services. The Group's systems include software that is installed at the broadcasters' facilities as well as software and smart cards in set-top boxes, digital televisions and PCs. The Group's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

Smart cards

Smart cards are sold to the broadcaster for distribution to and use by their subscribers. The revenues derived from these sales are recognised upon delivery of the cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Subscriber fees

For some contracts, NDS receives fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. These revenues are recognised in the period in which the security services are performed. The extent of services provided to maintain the security of the conditional access systems will vary between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed.

Costs associated with such arrangements include, therefore, the production of replacement smart cards to be provided. In these circumstances, a provision is made in the financial statements, which relates the total anticipated costs of providing replacement smart cards to the subscriber fees recognised to date. The proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement is applied to the total anticipated costs in order to calculate the provision required as at each balance sheet date. Movement in the provision is included within the profit and loss account as part of cost of sales. Amounts provided for as at each balance sheet date are included in provisions for liabilities and charges. The provision is utilised by the supply of smart cards from stock. The liability is not extinguished until the necessary cards have been supplied. Accordingly it is appropriate to recognise separate assets and liabilities until that event occurs.

Development, integration and installation contracts
Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Turnover for contracts negotiated on a time and materials basis is recognised as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, turnover and profit are recognised according to the proportion of the estimated contract value completed, ascertained by reference to percentage of technical completion, having regard to any customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be seen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognised as soon as incurred or reasonably foreseen. Total contract turnover and profitability to date are reviewed periodically and the cumulative effects of changes are recognised in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers which are an integral part of an overall system is recognised once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer.

Licence fees and royalties
Licence fee income is recognised when the software is delivered to the customer unless the supply is closely linked to customisation, integration and installation work, in which case revenue recognition is deferred until customer acceptance has occurred.

Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Such income is recognised when it is fixed or determinable.

Support and maintenance
Support and maintenance income is recognised over the term of the contract.

Contingent income
Revenue which is dependent on the number of subscribers or is contingent upon the occurrence of specified events is recognised when the amount has become fixed or determinable.

n) Pension costs
NDS makes contributions for the benefit of employees to defined contribution schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

NDS also has certain liabilities to a small number of current and former employees who are members of a defined benefit pension scheme. The amount charged to the profit and loss account in respect of this scheme is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The scheme is funded, with the assets of the scheme held separately from those of the Group in a separate trustee administered fund. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

NDS has adopted the transitional provisions of FRS 17: "Retirement benefits". The disclosure required by this standard is provided in Note 27.

o) Government grants
NDS receives grants towards the cost of certain capital expenditure. Such grants are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned.

p) National Insurance on share options and similar items
UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Similarly, a charge to Employer's National Insurance arises when vested assets held by an employee benefit trust are distributed. Provision is made over the vesting period, based on the prevailing National Insurance rate and the market value of the underlying assets as at the balance sheet date.

q) Leases
Amounts payable under operating leases, net of any incentives, are charged on a straight line basis over the lease or licence term.

r) Licence agreements
NDS has the right to use certain intellectual property under various licence agreements. Royalties payable under these licence agreements are typically calculated as a percentage of relevant revenues and are charged in the profit and loss account to match with the recognition of those revenues.

s) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Segment information

a) Business segment

NDS has a single business segment, being the provision of conditional access, broadcast control and interactive software, systems and other services to pay-TV broadcasters and content providers. The segment has associated with it a number of revenue streams. The accounting policies of the segment are described in Note 1. All revenues, costs, cash flows, assets and liabilities relate to the continuing operations of the Group.

b) Geographical destination

Turnover is analysed by geographical destination as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
UK	**74,892**	71,654
Europe and the Middle East	**17,463**	20,981
USA	**110,584**	98,793
Latin America	**14,538**	24,521
Asia Pacific	**19,760**	24,839
	237,237	240,788

c) Geographical origin

The Group's principal operations are situated in the UK, the US and Israel. Operations in other jurisdictions are immaterial and have been aggregated within the UK operations. Israel operations have no third party turnover and recharge all their costs to the UK.

Turnover

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
UK	**157,474**	182,719
USA	**79,763**	58,069
Israel	**-**	-
	237,237	240,788

Profit on ordinary activities before taxation

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
UK	**36,404**	43,632
USA	**3,006**	1,597
Israel	**-**	-
	39,410	45,229

Assets

	30 June 2003 £'000	30 June 2002 £'000
Intangible fixed assets		
UK	**64,049**	76,492
USA	**-**	-
Israel	**-**	-
	64,049	76,492
Other fixed assets		
UK	**7,409**	9,858
USA	**845**	1,560
Israel	**6,443**	8,613
	14,697	20,031
Total fixed assets		
UK	**71,458**	86,350
USA	**845**	1,560
Israel	**6,443**	8,613
	78,746	96,523
Other net assets		
UK	**81,210**	49,049
USA	**3,834**	739
Israel	**22,481**	17,497
	107,525	67,285
Net assets		
UK	**152,668**	135,399
USA	**4,679**	2,299
Israel	**28,924**	26,110
	186,271	163,808

d) Principal customers

Substantial revenues are derived from businesses in which The News Corporation Group has an equity interest. Turnover from related parties is disclosed in Note 28a. There is one principal third party customer (defined as a customer accounting for greater than 10% of total turnover), DIRECTV, Inc. which generated turnover of £89.4 million (2002: £69.4 million).

3. Administrative expenses

a) Trading expenses

Trading expenses comprise:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Sales and marketing	**14,208**	15,876
Research and development	**61,294**	68,738
General and administration	**17,719**	17,793
Foreign exchange (gains) losses	**(1,130)**	1,403
	92,091	103,810

b) Amortisation of intangible fixed assets

Amortisation of intangible fixed assets comprise:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Amortisation of goodwill	**7,845**	7,109
Amortisation of intellectual property rights	**1,891**	241
	9,736	7,350
Less amounts charged in cost of sales	**(134)**	-
Amortisation of intangible fixed assets acquired as part of a business combination	**9,602**	7,350

c) Exceptional costs

Exceptional costs comprise:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Legal costs	**3,809**	1,558
Onerous leases and related costs	**-**	2,268
Write-off of fixed asset investments	**465**	-
	4,274	3,826

Legal costs
See Note 26c.

Onerous leases
As part of a review of NDS worldwide operations carried out in 2002, it was decided to close and dispose of a number of premises. The costs of closure included an estimate of rental and related payments which NDS is obliged to pay until the end of the relevant lease periods, (net of an estimate of amounts recoverable from third parties), the write-off of leasehold improvements and surplus property and other payments to terminate contracts.

Write-off of fixed asset investments
The Group and Company held an investment in a venture capital fund. Following discussions with the fund manager, it became apparent that there was little prospect of realising value in the foreseeable future. Accordingly the investment has been written-off.

d) Total administrative expenses

Total administrative expenses may be summarised as:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Sales and marketing	**14,208**	15,876
Research and development	**61,294**	68,738
General and administration	**30,465**	30,372
Total administrative expenses	**105,967**	114,986

4. Associate

a) Share of associate's operating (loss) profit

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Share of operating profit (loss)	**(220)**	141
Amortisation of goodwill	**-**	(120)
	(220)	21

b) Loss on disposal of associate

A subsidiary of the Company owned 40% of the share capital of ADSR Limited ("ADSR"), a company incorporated in Great Britain whose business was the provision of services connected with electronic chip design and security. The Directors considered that NDS exercised significant influence over, but not control of, the management of ADSR and accordingly regarded ADSR as an associated undertaking. During the year ended 30 June 2003, the arrangements with ADSR were terminated. NDS purchased certain specialist equipment and facilities from ADSR and received repayment of loan finance advanced to ADSR. The shares were then sold for a nominal sum, realising a loss of £60,000.

5. Net interest income

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Interest payable on Series A Loan Notes	**-**	(529)
Other interest receivable	**2,930**	3,047
Other interest payable	**(43)**	(7)
	2,887	2,511
Share of associate's interest income	**-**	2
	2,877	2,513
Total interest receivable	**2,930**	3,049
Total interest payable	**(43)**	(536)
	2,887	2,513

The Series A Loan Notes ("the Notes") were issued by the Company in connection with the acquisition of Orbis Technology Limited ("Orbis"). Interest was payable on the Notes on 15 December and 15 June each year. The Notes bore interest at a rate of 52.5 basis points below the quoted London Interbank rate for each six-month period, which the Directors considered to be a market rate for similar types of debt. The Notes were repaid in full on 15 June 2002. The effective annual rate of interest applied during the year ended 30 June 2002 was 3.797%.

6. Profit on ordinary activities before taxation

a) Elements of operating expenses

The profit on ordinary activities before taxation is stated after charging (crediting):

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Depreciation of tangible fixed assets	**8,080**	9,454
Amortisation of goodwill	**7,845**	7,109
Amortisation of intellectual property rights	**1,891**	241
Primary auditors' remuneration:		
- Audit services	**200**	186
- Non-audit services	**4**	-
Secondary auditors' remuneration:		
- Audit services	**19**	29
- Non-audit services	**32**	39
Release of deferred capital government grants	**(644)**	(879)
Operating lease costs	**6,882**	6,547

Ernst & Young LLP have been the primary auditors since 23 April 2002; prior to that date, the primary auditors were Arthur Andersen. In the year ended 30 June 2002, audit fees of £81,000 and non-audit fees of £178,000 (mainly related to taxation matters) were paid to Arthur Andersen and charged to the profit and loss account for services provided up to the date of their resignation as auditors. In the year ended 30 June 2002, additional fees of £48,000 were paid to Arthur Andersen in connection with the acquisition of Visionik and have been included as part of the cost of the investment.

b) Staff costs

The average monthly number of employees (including Directors) was as follows:

	Year ended 30 June 2003 number	Year ended 30 June 2002 number
Operations	**253**	228
Sales and marketing	**133**	92
Research and development	**879**	841
General and administration	**63**	65
	1,328	1,226

Their aggregate remuneration comprised:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Wages, salaries and benefits	**66,594**	70,545
Social security costs	**2,687**	1,830
Other pension costs	**1,560**	1,829
Share-based compensation	**361**	398
	71,202	74,602

Details of amounts paid to Directors are given in the Directors' Remuneration Report.

c) Pension costs

Pension costs comprise:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Defined contribution schemes	**1,410**	1,198
Defined benefit scheme	**150**	631
	1,560	1,829

Most UK and US employees are eligible for membership of defined contribution schemes operated by The News Corporation Group. There were no pension contributions to the defined contribution schemes which were unpaid or prepaid as at 30 June 2003 or 30 June 2002. Further information about the defined benefit pension scheme is given in Note 27.

7. Taxation

a) Analysis of tax charge

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Current tax		
UK Corporation tax on profits for the year	**12,595**	13,882
Adjustments in respect of prior periods	**200**	435
Double tax relief	**(2,227)**	(3,000)
UK current tax charge	**10,568**	11,317
Overseas taxation on profits or the year	**3,437**	4,234
Adjustments to overseas taxation in respect of prior periods	**(121)**	-
Group current tax charge	**13,884**	15,551
Share of associate's tax charge (credit)	**(75)**	68
Total current tax charge	**13,809**	15,619
Deferred tax		
Origination and reversal of timing differences	**(695)**	(134)
Adjustments in respect of prior periods	**358**	(934)
Group deferred tax	**(337)**	(1,068)
Total tax charge	**13,472**	14,551

b) Factors affecting tax charge

NDS is subject to taxation on the profits of its overseas subsidiaries. Substantially all such profits arise on transactions with UK group companies. It is also subject to taxation on certain remittances from overseas customers, for which UK double taxation relief is substantially available. The tax rate differs from the statutory UK tax rate of 30% as a consequence of different overseas tax rates. Additionally, there are material differences between profits recognised in the financial statements of group companies and profits calculated for tax purposes. Certain charges, primarily goodwill amortisation, are disallowable for tax purposes and certain transactions involving employee share options give rise to deductible benefits for subsidiary undertakings. Other charges are recognised for tax purposes in periods different from those in which they are recognised in the financial statements. These latter timing differences give rise to deferred tax assets, the potential benefit of which is recognised unless the asset is not expected to be recovered.

A reconciliation of the tax charge is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Profit on ordinary activities before taxation	**39,410**	45,229
UK statutory tax rate	**30%**	30%
Prima facie tax charge	**11,823**	13,569
Effect of different tax rates on profits earned outside of the UK	**(1,300)**	(966)
Permanent differences:		
- Non-deductible goodwill	**2,353**	2,133
- Other permanent differences	**(258)**	256
Losses for which no effective relief is available	**417**	-
Tax under- (over-) provided in prior years	**437**	(441)
Total tax charge	**13,472**	14,551
Effective tax rate	**34.2%**	32.2%
Total tax charge, as above	**13,472**	14,551
Add back:		
- Tax effect of timing differences	**337**	1,068
- Share of associate's tax credit (charge)	**75**	(68)
Total current tax charge	**13,884**	15,551

As a consequence of the factors noted above, the future tax charge may differ from the statutory UK tax rate of 30%.

c) Deferred tax

Deferred tax assets relate to:

	30 June 2003 £'000	30 June 2002 £'000
Short-term timing differences on accrued expenses	**2,972**	2,946
Long-term timing differences on fixed assets	**1,301**	1,005
	4,273	3,951

There were no provisions against the recoverability of deferred tax assets as at 30 June 2003 or 30 June 2002.

The movement in deferred tax balances during the year ended 30 June 2003 is as follows:

	Year ended 30 June 2003 £'000
Beginning of year	**3,951**
Origination and reversal of timing differences	
- Fixed assets timing differences	**318**
- Timing differences relating to accrued expenses	**377**
- Transfer to current tax	**(358)**
Foreign exchange movements	**(15)**
End of year	**4,273**

The Group has losses arising from capital transactions in the UK and trading transactions in certain overseas territories with a potential tax benefit of £417,000 (2002: £ nil). No deferred tax asset has been recognised in respect of these items because it cannot be foreseen with reasonable certainty that future profits will be generated against which these losses could be used.

8. Earnings per share

	Year ended 30 June 2003	Year ended 30 June 2002
Basic earnings per share	**48.4p**	57.5p
Diluted earnings per share	**48.0p**	56.1p
Adjusted basic earnings per share	**71.0p**	76.2p
Adjusted diluted earnings per share	**70.5p**	74.3p

Basic earnings per share is calculated as the profit attributable to equity shareholders divided by the weighted average number of shares in issue. Equity shareholders' interests may be diluted due to the existence of share options granted to employees (see Note 19c). The dilutive effect of potential shares has been calculated in the manner prescribed by FRS 14: "Earnings per share".

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by the amortisation of intangible fixed assets acquired as part of a business combination and exceptional costs, net of tax. A reconciliation of the profits used in the calculations is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Net profit	**26,040**	30,678
Adjust for:		
- Amortisation of intangible fixed assets acquired as part of a business combination	**9,602**	7,350
- Exceptional costs	**4,274**	3,826
Tax effect of these items	**(1,670)**	(1,220)
	38,246	40,634

The weighted average numbers of shares used in the calculations are as follows:

	Year ended 30 June 2003	Year ended 30 June 2002
Weighted average number of shares in issue	**53,856,141**	53,347,593
Diluted weighted average number of shares	**54,267,114**	54,659,952

9. Investments

a) Group investments

	30 June 2003 £'000	30 June 2002 £'000
Fixed asset investments		
Associated undertaking	-	205
Loans	-	1,667
Other investments	-	465
	-	2,337
Current asset investments		
Other investments	-	500

Associated undertaking
The investment in the associated undertaking is discussed in Note 4. The movement in the year ended 30 June 2003 was:

	Year ended 30 June 2003 £'000
Share of net assets	
Beginning of year	**205**
Share of retained loss for the year	**(145)**
Disposal	**(60)**
End of year	-

Loans
A subsidiary of the Company provided loan finance to ADSR which was repaid during the year.

Other investments
Other fixed asset investments of £465,000 at 30 June 2002 comprised the cost of unlisted equity interests in a venture capital fund specialising in technology complementary to that developed by NDS. The investment was written off during the year (see Note 3c).

Other current asset investments of £500,000 at 30 June 2002 were sold during the year for their carrying value.

b) Acquisition of Visionik

During the year ended 30 June 2002, NDS entered into a series of agreements with Visionik A/S ("Visionik"), and its principal direct and indirect shareholders. These agreements culminated in NDS acquiring an economic interest amounting to control over Visionik from 31 May 2002. Visionik is a company incorporated in Denmark whose principal activity is the provision of interactive television applications.

Under these agreements, NDS acquired all the intellectual property rights of Visionik and subscribed for new shares equivalent to approximately 51% of the enlarged equity capital of Visionik but having approximately 91% of the voting power. The agreements provide for payment of specified dividends to the minority shareholders and an obligation on NDS to procure the redemption of the minority shareholders for a price calculated by reference to the revenues and profitability of the business of Visionik for the two years ending 31 May 2004. The Directors consider that the substance of these agreements means that NDS acquired full ownership and control of Visionik with effect from 31 May 2002. Accordingly no minority interest is shown in these consolidated financial statements and a liability has been recognised for the expected fair value of the total amount to be paid.

Following determination of the revenues and profitability of Visionik for the year ended 31 May 2003 and consideration of the budgets for the period ending 31 May 2004, the Directors concluded that it was unlikely that further amounts would become payable. Accordingly, the following adjustment has been made to the fair value of the goodwill acquired.

	£'000
Goodwill, as originally estimated	**3,218**
Adjustment to goodwill	**(3,189)**
Total goodwill arising	**29**

A further adjustment to goodwill may be required if the revenues and profitability of Visionik for the year ending 31 May 2004 exceed certain thresholds, as this would trigger additional payments to the vendors.

The Directors have undertaken an impairment review and a re-appraisal of the fair values of the assets acquired as at 30 June 2003 and, except for the adjustment to goodwill referred to above, have concluded that no further adjustments are required.

c) Company investments

	30 June 2003 £'000	30 June 2002 £'000
Shares in subsidiary undertakings	**91,397**	91,393
Loan to subsidiary undertaking	**295,000**	309,279
Other unlisted investments	**-**	465
	386,397	401,137

The movement in fixed asset investments in the year ended 30 June 2003 was:

	Year ended 30 June 2003 £'000
Cost of investment	
Beginning of year	**401,137**
Additional cost of shares of subsidiary undertakings	**4**
Write-off of other unlisted investments	**(465)**
Repayment of loan by subsidiary undertaking	**(14,279)**
End of year	**386,397**

The loan to a subsidiary undertaking is interest free and carries no fixed repayment date.

e) Subsidiary undertakings

The Company and the NDS Group have investments in the following subsidiary undertakings:

	Country of incorporation	Description and proportion of shares held at 30 June 2003	Principal activity
NDS Limited	Great Britain	22,000,001 ordinary shares of £1 each (100%)	Provision of broadcast control technology
News Datacom Limited(1)	Great Britain	20,000,000 ordinary shares of £1 each (100%)	Provision of conditional access technology
NDS Technologies Israel Limited(1)	Israel	2,380 ordinary shares of NIS1 each (100%)	Research and development
NDS Americas Inc.	USA	100 shares of common stock of no par value (100%)	Marketing, customer support and operations
NDS Asia Pacific Limited	Hong Kong	2 ordinary shares of HK$1 each (100%)	Marketing and customer support
Orbis Technology Limited	Great Britain	1,363,204 ordinary shares of 0.01p each (100%)	Provision of betting applications
Digi-Media Vision Limited	Great Britain	1 ordinary share of £1 (100%)	Licensing of intellectual property and intermediate holding company
NDS Asia Pacific Pty Limited	Australia	2 ordinary shares of A$1 each (100%)	Marketing and customer support
NDS Marketing Israel Limited	Israel	100 ordinary shares of NIS1 each (100%)	Marketing and customer support
NDS Beijing Information Technology Company	China	US$1,000,000 contributed capital (100%)	Research and development
Visionik A/S	Denmark	1,041 Series A shares with nominal value of DKK 1,041,000 (51% of total equity and 100% of class)	Provision of interactive television applications
Fancy a Flutter Limited(1)	Great Britain	600,000 B ordinary share of £1 each (100% of class; 80% of total equity)	Provision of technical support services

(1) indirect holding

10. Intangible fixed assets

The movement in the Group's intangible fixed assets in the year ended 30 June 2003 was as follows:

	Goodwill £'000	Intellectual property rights £'000	Total £'000
Cost			
Beginning of year	94,234	5,272	99,506
Purchases	-	482	482
Adjustment to Visionik acquisition	(3,189)	-	(3,189)
End of year	91,045	5,754	96,799
Accumulated amortisation			
Beginning of year	22,773	241	23,014
Charge for the year	7,845	1,891	9,736
End of year	30,618	2,132	32,750
Net book value			
Beginning of year	71,461	5,031	76,492
End of year	60,427	3,622	64,049

11. Tangible fixed assets

The movement in the Group's tangible fixed assets in the year ended 30 June 2003 was as follows:

	Leasehold improvements £'000	Equipment & furniture £'000	Total £'000
Cost			
Beginning of year	9,406	47,516	56,922
Additions	970	5,150	6,120
Disposals	(5)	(551)	(556)
Foreign exchange adjustment	(489)	(2,796)	(3,285)
End of year	9,882	49,319	59,201
Accumulated depreciation			
Beginning of year	5,242	33,986	39,228
Charge for the year	1,560	6,520	8,080
Disposals	(5)	(485)	(490)
Foreign exchange adjustment	(397)	(1,917)	(2,314)
End of year	6,400	38,104	44,504
Net book value			
Beginning of year	4,164	13,530	17,694
End of year	3,482	111,215	14,697

12. Stocks

	30 June 2003 £'000	30 June 2002 £'000
Smart cards and their components	**6,308**	32,870
Contract work-in-progress	**1,309**	4,195
	7,617	37,065

Smart cards and their components are considered to be in the state of work-in-progress.

There is no material difference between the balance sheet value of stock and its replacement cost.

13. Debtors

Amounts falling due within one year:

	30 June 2003 £'000	30 June 2002 £'000
Trade debtors	**13,639**	22,268
Accrued income	**4,322**	2,868
Due from The News Corporation Group	**13,126**	17,380
Corporate tax recoverable	**984**	540
VAT	**473**	171
Other debtors	**326**	1,654
Prepaid expenses	**3,245**	3,068
	36,115	47,949

Trade debtors are stated net of a provision for doubtful debts of £5,561,000 (2002: £4,648,000).

Amounts due from The News Corporation Group arise out of trading transactions with related parties are non-interest bearing and are due under normal settlement terms.

14. Cash

a) Group

	30 June 2003 £'000	30 June 2002 £'000
Restricted cash deposits	**-**	5,034
Short-term deposits	**88,103**	62,482
Freely available cash at bank and in hand	**33,417**	30,986
	121,520	98,502

b) Company

	30 June 2003 £'000	30 June 2002 £'000
Freely available cash at bank and in hand	**23**	1,600

Restricted cash deposits as at 30 June 2002 were amounts held in escrow to support amounts payable in respect of the acquisition of Visionik.

Short-term deposits have maturities between 1 and 77 days.

15. Creditors - Amounts falling due within one year

a) Group

	30 June 2003 £'000	30 June 2002 £'000
Amounts due in respect of the acquisition of Visionik	**390**	5,159
Trade creditors	**6,357**	10,065
Due to The News Corporation Group	**1,579**	9,328
Due to associated undertaking	**-**	140
Corporate tax payable	**7,745**	7,946
Payroll taxes and social security	**1,604**	1,713
VAT	**1,950**	940
Other creditors	**3,091**	2,911
Customer deposits and deferred income	**14,137**	37,255
Accrued expenses	**16,644**	19,367
Deferred government grants	**584**	722
	54,081	95,546

b) Company

	30 June 2003 £'000	30 June 2002 £'000
Due to subsidiary undertaking	**1,117**	28,967
Other creditors	**-**	46
Accrued expenses	**508**	2,912
	1,625	31,925

16. Creditors - Amounts falling due after more than one year

	30 June 2003 £'000	30 June 2002 £'000
Loan finance	**366**	-
Deferred government grants	**1,167**	1,445
	1,533	1,445

Loan finance has been provided by the minority shareholder of a subsidiary company. The loan finance is interest free and is repayable in 24 monthly instalments commencing 15 May 2005.

17. Provision for liabilities and charges

The movement in the Group's provisions for liabilities and charges during the year ended 30 June 2003 was as follows:

	Contingent consideration £'000	Changeover provision £'000	Employee benefits and taxes £'000	Onerous leases £'000	Total £'000
Beginning of year	2,895	16,900	1,993	1,903	23,691
Adjustment to goodwill arising on acquisition of Visionik	(2,895)	-	-	-	(2,895)
Charged (credited) to profit and loss account	-	3,810	(604)	1,831	5,037
Used	-	(17,790)	(217)	(1,409)	(19,416)
Foreign exchange movement	-	-	(79)	(10)	(89)
End of year	-	2,920	1,093	2,315	6,328

The basis for the estimate of the changeover provision is set out in Note 1m under the discussion of subscriber fees. The provision is expected to be used within the next four years. The provision for employee benefits and taxes relates to severance pay (see Note 26d), National Insurance (see Note 1p and Note 26g) and a defined benefit pension scheme (see Note 27). The provision for onerous leases is in respect of the matter referred to in Note 3c and is expected to be utilised over the next three years.

18. Minority interests

The movement in equity minority interests in subsidiary undertakings is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Beginning of year	**-**	-
Equity capital contributed by minority shareholder	**160**	-
Share of losses attributable to minority shareholder	**(102)**	-
End of year	**58**	-

19. Called-up share capital

a) Called-up equity share capital of the Company

	30 June 2003 US$'000	30 June 2002 US$'000
Authorised:		
48,000,000 Series A ordinary shares of $0.01 each	**480**	480
52,000,000 Series B ordinary shares of $0.01 each	**520**	520
	1,000	1,000

	£'000	£'000
Allotted, issued and fully paid:		
11,983,681 (2002: 11,677,033) Series A ordinary shares of $0.01 each	**75**	73
42,001,000 Series B ordinary shares of $0.01 each	**264**	264
	339	337

The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by The News Corporation Group.

During the year 306,648 Series A ordinary shares were issued as the final instalment due in respect of the acquisition of Orbis.

b) Non-equity share capital

	30 June 2003 £'000	30 June 2002 £'000
Authorised, issued and fully paid:		
42,000,002 Deferred Shares of £1 each	**42,000**	42,000

The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

c) Share options

The Company has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS Group plc with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of the Company, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. With the exception of the matter referred to below, all options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant. On 5 September 2000, options over 10,000 shares were granted at an exercise price of $20 per share. The intrinsic value of these options as at the date of grant was £362,000 (determined using the exchange rate as of the date of grant). This amount is being charged to the profit and loss account over the vesting period of the options and compensation cost of £40,000 (2002: £78,000) has been recorded in the year. No charge for compensation cost arises in respect of any other options granted under these schemes.

In addition, NDS operates employee share ownership schemes in UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes. The UK scheme is approved as an SAYE scheme by the UK Inland Revenue; the schemes available to Israeli and US employees have equivalent terms. Accordingly, no charge for compensation cost arises in respect of options granted under these schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. The exchange rate as at 30 June 2003 was £1=US$1.6638. The number and weighted average exercise prices of options are as follows:

	Number	Weighted average exercise price ($)
Options outstanding, beginning of year	4,505,568	25.229
Options granted	960,927	7.601
Cancelled	(951,815)	56.919
Options forfeited	(306,771)	24.833
Options exercised	-	-
Options outstanding, end of year	4,207,909	14.064
Options vested, beginning of year	2,205,173	17.753
Options vested, end of year	2,389,932	13.192

Options outstanding as at 30 June 2003 expire as follows:

Expiry date	Number	Exercise price ($)
31 August 2004	190,316	8.096
31 August 2004	17,278	8.600
30 October 2004	2,926	34.500
28 February 2006	255,833	8.096
21 May 2007	581,261	8.140
5 April 2008	447,441	8.140
24 March 2009	517,827	9.850
4 May 2009	4,000	9.850
22 November 2009	771,369	20.000
24 January 2010	11,500	43.000
24 January 2010	10,000	20.000
27 April 2010	13,344	56.875
4 December 2010	23,403	60.000
3 October 2011	924,315	21.900
12 March 2012	23,600	16.950
2 June 2012	5,000	11.400
20 November 2012	246,796	6.500
8 January 2013	153,700	7.530
9 February 2013	8,000	7.490
	4,207,909	

20. Reserves

a) Reserves (Group)

Movements in the Group's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2002	127,777	35,485	14,333	133,265	(189,389)	121,471
Profit for the financial year	-	-	-	-	26,040	26,040
Acquisition of Orbis	-	14,331	(14,333)	-	-	(2)
Share options	-	-	-	-	(40)	(40)
Foreign exchange movement	-	-	-	-	(3,617)	(3,617)
As at 30 June 2003	127,777	49,816	-	133,265	(166,926)	143,932

b) Reserves (Company)

Movements in the Company's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2002	127,777	35,485	14,333	133,265	17,615	328,475
Profit for the financial year	-	-	-	-	13,943	13,943
Acquisition of Orbis	-	14,331	(14,333)	-	-	(2)
Other movements	-	-	-	-	40	40
As at 30 June 2003	127,777	49,816	-	133,265	31,598	342,456

The profit for the financial year dealt with in the company accounts of NDS Group plc, was £13,943,000 (2002: £4,170,000). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the Company.

21. Reconciliation of movements in Group shareholders' funds

A reconciliation of movements in Group shareholders' funds for the year is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Profit for the financial year	**26,040**	30,678
Other recognised gains and losses relating to the year	**(3,617)**	(2,338)
	22,423	28,340
Issue of shares for cash	**-**	525
Acquisition of Orbis	**-**	8,999
Share options	**40**	78
	22,463	37,942
Opening shareholders' funds	**163,808**	125,866
Closing shareholders' funds	**186,271**	163,808

22. Reconciliation of operating profit to operating cash flows

A reconciliation of operating profit to net cash flow from operating activities is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Operating profit	**36,803**	42,695
Depreciation	**8,080**	9,454
Amortisation of intangible fixed assets	**9,736**	7,350
Write-off of investment	**465**	-
Share-based compensation	**361**	398
Release of deferred capital government grants	**(644)**	(879)
Decrease (increase) in stocks	**29,448**	(14,592)
Decrease in debtors	**11,480**	478
Increase (decrease) in creditors	**(36,464)**	15,622
Increase (decrease) in provisions	**(14,468)**	7,390
Net cash inflow from operating activities	**44,797**	67,916

23. Analysis of cash flows

a) Returns on investments and servicing of finance

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Interest received	**2,930**	3,122
Interest paid	**(8)**	(557)
Net cash inflow	**2,922**	2,565

b) Taxation

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
UK tax paid	**(10,889)**	(9,317)
Overseas tax paid	**(3,702)**	(3,758)
Net cash outflow	**(14,591)**	(13,075)

c) Capital expenditure and financial investment

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Purchase of tangible fixed assets	**(6,120)**	(7,736)
Purchase of intangible fixed assets	**(482)**	-
Proceeds from sale of tangible fixed assets	**66**	39
Capital grants received	**861**	1,280
Proceeds from sale of investments	**500**	-
Net cash outflow	**(5,175)**	(6,417)

d) Acquisitions and disposals

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Cash payments in connection with acquisitions	**(4,856)**	(300)
Cash balances acquired with acquisitions	**-**	123
Restricted cash taken off (placed on) deposit in connection with acquisitions	**4,860**	(5,339)
Loans repaid by (advanced to) associated undertaking	**1,667**	(1,045)
Net cash inflow (outflow)	**1,671**	(6,561)

e) Management of liquid resources

During the year ended 30 June 2003, a net amount of £25,637,000 cash was placed on short term deposit with banks (2002: £62,482,000). Notice periods for withdrawal are between 1 and 77 days.

f) Financing

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Proceeds from issue of shares	**-**	525
Equity capital contributed by minority interests	**160**	-
Loan finance provided by minority interests	**366**	-
Restricted cash taken off deposit	**-**	14,403
Repayment of Series A Loan Notes	**-**	(14,403)
Net cash inflow	**526**	525

g) Exceptional items

Cash outflows associated with the exceptional costs referred to in Note 3c amount to £4,552,000 (2002: £54,000).

24. Analysis and reconciliation of net funds

a) Analysis of movements in net funds

Year ended 30 June 2003

	1 July 2002 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	30 June 2003 £'000
Available cash	30,986	4,513	(2,082)	-	33,417
Short term deposits	62,482	25,637	(16)	-	88,103
Restricted cash	5,034	(4,860)	(174)	-	-
Net cash	98,502	25,290	(2,272)	-	121,520
Loan finance	-	(366)	-	-	(366)
Due in respect of Visionik acquisition	(5,159)	4,856	(350)	263	(390)
Net funds	93,343	29,780	(2,622)	263	120,764

Year ended 30 June 2002

	1 July 2001 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	30 June 2002 £'000
Available cash	50,934	(17,529)	(2,419)	-	30,986
Short term deposits	-	62,482	-	-	62,482
Restricted cash	14,403	(9,064)	(305)	-	5,034
Net cash	65,337	35,889	(2,724)	-	98,502
Series A Loan Notes	(14,403)	14,403	-	-	-
Due in respect of Visionik acquisition	-	-	162	(5,321)	(5,159)
Net funds	50,934	50,292	(2,562)	(5,321)	93,343

b) Reconciliation of net funds

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Increase (decrease) in cash in year	**4,513**	(17,529)
Cash placed on short term deposit	**25,637**	62,482
Cash withdrawn from restricted deposit	**(4,860)**	(9,064)
Loan finance received	**(366)**	-
Paid in respect of Visionik acquisition	**4,856**	-
Repayment of Series A Loan Notes	**-**	14,403
Change in net cash resulting from cash flows	**29,780**	50,292
Non-cash transactions	**263**	(5,321)
Foreign currency translation differences	**(2,622)**	(2,562)
Movement in net funds in year	**27,421**	42,409
Net funds, beginning of year	**90,343**	50,934
Net funds, end of year	**120,764**	93,343

25. Non-cash transactions

Adjustments to the consideration payable in respect of the acquisition of Visionik and the issue of shares in respect of the Orbis acquisitions are non-cash transactions.

26. Commitments and contingencies

a) Financial commitments

Capital expenditure contracted for but not provided for in the financial statements amounted to £0.1 million (2002: £0.9 million).

b) Lease commitments

The Company and certain subsidiary undertakings occupy buildings held on short-term leases. The annual rentals paid on these leases during the year ended 30 June 2003 were £6,882,000 (2002: £6,547,000). The rents payable under these leases are subject to re-negotiation at various intervals specified in the leases. Certain of the leases are held by companies within The News Corporation Group. NDS has entered into indemnity agreements whereby it will be liable for all amounts due relating to the leases.

Minimum annual commitments under operating leases are as follows:

	30 June 2003 £'000	30 June 2002 £'000
Expiry date of lease:		
- Within one year	**351**	48
- In two to five years inclusive	**2,945**	2,910
- Over five years	**2,701**	2,135
	5,997	5,093

The future minimum rental commitments as of 30 June 2003 fall due in the following periods:

Year ending 30 June	£'000
2004	5,997
2005	6,260
2006	5,501
2007	4,685
2008	4,432
Thereafter	31,100
	57,975

An element of these amounts is included within the provision for onerous leases shown in Note 17. The Company and certain subsidiary undertakings have contingent liabilities in respect of premises previously leased to NDS and currently assigned or sub-let to third parties. Should the current tenants default on payment or terminate their leases then NDS may be liable to make payments to the landlords. The maximum amount of this contingent liability (over and above what is provided for) as at 30 June 2003 was £3.0 million.

c) Litigation

In March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively, "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the The News Corporation Group's acquisition of Telepiu S.p.A. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, EchoStar Communications Corporation and several affiliates (collectively, "Echostar") asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian satellite broadcaster, requested permission to intervene in the action, and in December 2002, Sogecable S.A., owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies ("Sogecable"), similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

On 6 June 2003, Echostar filed a separate action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.

On 25 July 2003, Sogecable filed a separate action against NDS in the United States District Court for the Central District of California. The Sogecable complaint purports to allege claims for violation of the Digital Millennium Copyright Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage and common law unfair competition. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. On 5 August 2003, the parties agreed to stay the proceedings until the anticipated closing of the acquisition by The News Corporation Group of 34% of DIRECTV's parent company, Hughes Electronics Corporation. The acquisition is currently undergoing regulatory review and is expected to close by 31 December 2003, upon which the litigation and all claims and counterclaims alleged therein will be dismissed with prejudice.

On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the US Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar's claims. NDS is co-operating with the investigation. NDS was advised by the US Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the US Attorney's Office for the Central District of California.

The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

d) Severance pay

In certain countries in which NDS operates, it is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. Provision is made in the financial statements for amounts payable to employees of NDS Technologies Israel Limited, an Israeli subsidiary undertaking, that are not funded by insurance policies.

The gross liability and the amount funded by insurance policies are:

	30 June 2003 **£'000**	30 June 2002 £'000
Gross severance pay	**9,985**	9,117
Amounts funded by insurance policies	**(9,348)**	(7,708)
Net provision	**637**	1,409

Because the gross liability reflects the contracts of employment, it is denominated in US dollars, whereas the amount funded by insurance policies is regulated by the Israeli Government and is denominated in Israeli shekels. Accordingly, the net provision is subject to fluctuations depending on the relative values of the US dollar and Israeli shekel. The net provision above is included within the provision for employee benefits and taxes in Note 17.

e) Government grants
A subsidiary company has received government grants towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2003 amounted to approximately £6.3 million. It is not anticipated that any repayment will be required. The fixed assets of the subsidiary company, with a net book value of approximately £6.4 million as at 30 June 2003, are the subject of a floating charge to secure compliance with the terms of the grants.

f) Intellectual property rights
The nature of the Group's business is such that it is subject to claims by third parties alleging infringements of various intellectual property rights. NDS vigorously defends such claims. Where a liability arising from these claims is probable, provision is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts provided for in these financial statements would materially affect the financial position of NDS.

g) National Insurance on share options
The Company has granted options to certain UK employees under unapproved share option schemes. UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Provision is made over the vesting period of relevant options based on the prevailing National Insurance rate and the difference between the market value of the underlying shares at the balance sheet date (being $15.490 per share) and the option exercise price. A similar liability to National Insurance arises on undistributed, fully vested assets held by an employee benefits trust, which will crystallise when the assets are distributed. The amount provided as at 30 June 2003 and included within provision for employee benefits and taxes in Note 17 was £128,000 (2002: £84,000). The provision is expected to be utilised over the life of the options as set out in Note 19c. The provision would not have been materially different if all relevant options extant at 30 June 2003 had been capable of being exercised on that date. This liability would increase by approximately £13,000, had the stock price been 10% higher than that prevailing on 30 June 2003.

h) Guarantees
NDS has entered into various warranties and guarantees to support performance bonds issued to customers to which it has supplied technology. The nature and fair value of these commitments has been considered in determining the revenues and costs recognised in these financial statements.

The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other companies within The News Corporation Group for amounts owed to the bank.

i) Minority shareholder
The minority shareholder has a call option to purchase shares from NDS such that the Group's investment in Fancy a Flutter Limited would be reduced to 50%. The option may be exercised during the period from 16 May 2004 to 15 June 2004, in which case the price will be £1,350,000. Alternatively it may be exercised during the period 15 April 2005 to 15 May 2005, in which case the price will be £3,500,000.

27. Defined benefit pension obligations

NDS has certain liabilities to a small number of current and former employees who are members of a defined benefit pension scheme. The most recent actuarial valuation was carried out as at 1 December 2001. This showed an excess of liabilities over assets of approximately £1.1 million, which equates to a funding level of 79%, as measured in the manner prescribed by UK Government regulations. Under the Group's current accounting policy, the charge for the year in respect of the defined benefit scheme was £150,000 (2002: £631,000). No contributions were unpaid or prepaid as at 30 June 2003 or 30 June 2002.

As at 30 June 2003, provisions for employee benefits and taxes in Note 17 includes an amount of £327,000 (2001: £500,000) in respect of the difference between cash payments and cumulative costs charged to the profit and loss account. The scheme is closed and the age profile of the active membership is rising significantly and therefore the current service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Directors have agreed to make additional lump sum payments into the scheme.

The actuarial valuation has been updated to 30 June 2003 using the following assumptions:

	As at 30 June 2003	As at 30 June 2002
Rate of increase in salaries	**4.5%**	4.7%
Rate of increase in pensions in payment	**3.2%**	3.2%
Discount rate	**5.3%**	5.8%
Inflation assumption	**2.5%**	2.7%

The assets in the scheme and the expected rate of return were as follows:

	Long-term rate of return expected at 30 June 2003	**Value at 30 June 2003 £'000**	Long-term rate of return expected at 30 June 2002	Value at 30 June 2002 £'000
Equities	**6.50%**	**2,435**	7.00%	3,259
Bonds	**4.90%**	**1,571**	5.40%	741
Other	**4.00%**	**28**	4.00%	191
Total market value of assets		**4,034**		4,191
Present value of liabilities		**(8,309)**		(7,144)
Deficit in the scheme		**(4,275)**		(2,953)
Related deferred tax asset		**1,283**		886
Net pension liability		**(2,992)**		(2,067)

The amounts have not been recognised in these financial statements because NDS has elected to provide only the disclosures required by FRS 17 until its full adoption becomes mandatory. Had FRS 17 been adopted, the effect would have been as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Analysis of amount charged to operating profit		
Current service cost	**90**	111
Past service cost	**-**	-
Total operating charge	**90**	111
Analysis of amount charged to other finance income		
Expected return on pension scheme assets	**285**	305
Interest on pension scheme liabilities	**(416)**	(382)
Net finance cost	**(131)**	(77)
Analysis of amount recognised in statement of total recognised gains and losses		
Actual return less expected return on pension scheme assets	**(712)**	(1,110)
Experience gains arising on the scheme liabilities	**50**	599
Changes in assumptions underlying the present value of the scheme liabilities	**(747)**	(684)
Actuarial loss recognised in statement of total recognised gains and losses	**(1,409)**	(1,195)

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Movement in deficit during the year		
Deficit in scheme, beginning of year	**(2,953)**	(1,701)
Movement in year:		
Current service cost	**(90)**	(111)
Contributions	**308**	131
Past service costs	**-**	-
Other finance charges	**(131)**	(77)
Actuarial loss	**(1,409)**	(1,195)
Deficit in scheme, end of year	**(4,275)**	(2,953)

	As at 30 June 2003 £'000	As at 30 June 2002 £'000
Balance sheet presentation		
Net assets as reported	**186,271**	163,808
Effect of SSAP 24, net of tax	**229**	350
Net assets excluding pension deficit	**186,500**	164,158
Pension deficit, net of tax	**(2,992)**	(2,067)
Net assets including pension deficit	**183,508**	162,091

	As at 30 June 2003 £'000	As at 30 June 2002 £'000
Reserves note		
Profit & loss reserve as reported	**(166,926)**	(189,389)
Effect of SSAP 24, net of tax	**229**	350
Profit & loss reserve excluding pension deficit	**(166,697)**	(189,039)
Pension reserve, net of tax	**(2,992)**	(2,067)
Profit & loss reserve	**(169,689)**	(191,106)

28. Related party transactions

NDS conducts business transactions with The News Corporation Group on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

These transactions are of two main types, which are the provision by NDS of integrated broadcast systems and the receipt by NDS of administrative services from The News Corporation Group.

a) Provision of integrated broadcast systems

Integrated broadcast systems are supplied to both associated and subsidiary undertakings of The News Corporation Limited. These principal related parties supplied by NDS are BSkyB, NetSat, Innova, DTH TechCo, Sky Columbia, Sky Chile, Sky Italia and STAR TV. For the year ended 30 June 2003, turnover included £79 million (2002: £87 million) from such related parties. As at 30 June 2003, £13 million (2002: £17 million) was receivable from such related parties for goods and services supplied. Amounts receivable are stated net of valuation reserves of £ nil (2002: £0.6 million).

b) Administration and finance services

The News Corporation Group provided services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between NDS and The News Corporation Group. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of NDS Group plc. The services covered by the Master Intercompany Agreement include cash management and financing, services of Group employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to £124,000 (2002: £119,000).

As at 30 June 2003, £1.6 million, (2002: £9.3 million) was owed to The News Corporation Group in respect of administrative services and operating costs paid on behalf of NDS.

NDS has a short term loan facility of £30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date and no amounts were drawn down as at 30 June 2003 or 30 June 2002.

c) UK Corporation Tax

NDS Group plc entered into a Group Relief Agreement, with a UK subsidiary of The News Corporation Limited, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. The Group tax charge includes such amounts and part of the corporate tax liability included in these financial statements may be settled by payments to The News Corporation Group, rather than the Inland Revenue.

29. Derivatives and financial instruments

a) Qualitative discussion on financial risks

NDS is exposed to financial risk factors in the normal course of business. The disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13: "Derivatives and other financial instruments: Disclosures". For this purpose non-equity shares issued by the Company are dealt with in the disclosures in the same way as the Group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures. The principal factors identified by the Directors are as follows:

Foreign exchange

NDS operates in international markets and has operational presence in several countries. Accordingly it has substantial transactions which are denominated in US dollars as well as its functional currency of pounds sterling. The Directors view these two currencies as being the two main currencies of international trade and will enter into contracts denominated in either currency. All material contracts with customers in Latin America and the Asia Pacific region are denominated in US dollars. From time to time, commercial pressures have resulted in contracts being entered into in other currencies, mainly euros.

Gains or losses arising on the realisation or revalution of monetary assets and liabilities are included within administrative expenses, as explained more fully in Note 1k. Movements in foreign exchange rates generated foreign exchange gains of £1.1 million (2002: losses of £1.4 million) recognised in the profit and loss account. Differences arising on the retranslation of the opening new assets and results of overseas operations resulted in losses of £3.6 million (2002: losses of £2.3 million) being recognised as a movement in consolidated reserves.

Inflation

Inflation has not had any significant impact on the results of operations during either of the two years ended 30 June 2003.

Credit risk

NDS is exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. The Directors' policy is to reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year, a bad debt expense of £1.6 million has been recorded primarily as a result of customer defaulting on an agreed payment plan.

Interest rate risk

NDS has entered into no fixed rate borrowings. As at 30 June 2003, NDS has cash of £121.5 million. Cash in excess of immediate requirements is placed on short term deposit, earning variable-rate interest. Accordingly NDS is not currently exposed to fixed interest rate risk.

Investment risk

NDS holds no equity investments, other than in its subsidiaries. Accordingly it is not exposed to investment risk.

b) Liquidity and interest rate risks
As at 30 June 2003 the NDS Group had no net debt.

The News Corporation Group operates collective sterling overdraft facilities with its bankers which allows individual companies in that group to become overdrawn subject to an agreed limit not being exceeded in aggregate. Interest is paid by NDS on sterling overdrafts and is received on sterling cash balances. Such interest is paid to or received from The News Corporation Group.

NDS has a short-term loan facility of £30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date.

As at 30 June 2003, the NDS Group had free cash balances of £121.5 million. The average interest rate applied to cash balances during the year was 2.5%.

The Company has non-equity capital in the form of deferred shares with a book value of £42 million as set out in Note 19b. Given the terms of the deferred shares, their fair value is assumed to be zero.

c) Currency risks
NDS has not entered into any free-standing derivative contracts during either of the two years ended 30 June 2003 to mitigate against currency risk. All monetary assets and liabilities as at 30 June 2003 have been stated in sterling at their re-valued amounts using year end exchange rates.

The table below analyses the net monetary assets or liabilities as at 30 June 2003 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit		
Net foreign currency assets (liabilities)	Sterling £'000	US dollar £'000	Total £'000
Sterling	-	15,133	15,133
US dollar	18,662	-	18,662
Israeli shekel	-	9,710	9,710
Australian dollar	(321)	-	(321)
Euro	3,103	-	3,103
Other	(385)	(19)	(404)
	21,059	24,824	45,883

The table below analyses the net monetary assets or liabilities as at 30 June 2002 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit		
Net foreign currency assets (liabilities)	Sterling £'000	US dollar £'000	Total £'000
Sterling	-	11,886	11,886
US dollar	5,227	-	5,227
Israeli shekel	-	1,682	1,682
Australian dollar	551	-	551
Euro	(3,885)	3	(3,882)
Other	(434)	-	(434)
	1,459	13,571	15,030

d) Fair values of financial assets and liabilities
The Group has received loan finance from the minority shareholder in Fancy a Flutter Limited. The loan finance is interest free and is repayable in 24 monthly instalments commencing 15 May 2005. Its nominal value as at 30 June 2003 was £366,000 and its estimated value was £308,000.

In addition to the above, the Group's financial assets and liabilities comprise cash and short-term deposits, debtors, creditors and provisions, for which the fair value is equal to the book value.

30. Controlling party

Throughout the period covered by these financial statements, NDS Group plc has been under the control of The News Corporation Limited, a company registered in Australia. As at 30 June 2003, The News Corporation Limited owned approximately 77.8% of the Company's equity share capital and 100% of the Company's non-equity share capital; its interest in the overall voting capacity of the Company's equity was approximately 97.23%. The News Corporation Limited's interest in the Company's shares is held by its wholly owned subsidiary, NDS HoldCo, Inc. a US corporation.

The accounts of the smallest group into which the accounts of the Company are consolidated are contained herein. The largest group into which they are consolidated is that headed by The News Corporation Limited. Copies of those accounts are available from The News Corporation Limited, 2 Holt Street, Sydney, New South Wales 2010, Australia.

31. Summary of differences between UK and US GAAP

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting practice generally accepted in the United Kingdom ("UK GAAP") which differ from generally accepted accounting principles in the United States ("US GAAP") as regards the Group in the following significant respects.

a) Recognition of subscriber fees

Under UK GAAP, subscriber fees are recognised as the services are performed. When the services include an obligation to supply smart cards in the future at no extra charge to the broadcaster, a changeover provision is made in the financial statements which reflects the amount of the total anticipated costs relating to the subscriber fees recognised to date.

Under US GAAP, the costs of supplying smart cards are recognised upon shipment of the smart cards to the broadcaster or its subscribers. A portion of the subscriber fee revenue is deferred, equivalent to the estimated fair value of the cards, which is calculated based on the revenue that NDS would expect to earn in supplying an equivalent volume of cards in a standalone arrangement, and no changeover provision is recorded. This revenue is recognised upon eventual shipment of the smart cards to the broadcaster or its subscribers. During 2003, the Group shipped significant volumes of smart cards at no extra cost to fulfil its obligations to a customer and accordingly revenue which had been deferred in previous years was recognised.

In 2003, this had the effect on the profit and loss account of increasing turnover by £19,572,000 (2002: reducing turnover by £6,061,000) and of increasing cost of sales by £13,980,000 (2002: reducing cost of sales by £4,329,000). On the balance sheet, this resulted in an increase in deferred revenue of £4,088,000 (2002: £23,660,000) and a reduction in provisions of £2,920,000 (2002: £16,900,000).

b) Amortisation of goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS 142: "Goodwill and Other Intangible Assets". SFAS 142 eliminates the requirement to amortise goodwill and identifiable intangible assets that have indefinite useful lives. However, it requires that such assets be tested for impairment at least annually using guidance specifically provided in the statement. SFAS 142 was adopted by NDS on 1 July 2002. Consequently, under US GAAP, goodwill is no longer amortised from this date. The Directors concluded that no transitional impairment charge was required as at 1 July 2002 and that no impairment charge was required as at 30 June 2003. After the adoption of SFAS 142 the aggregate amount of goodwill is presented as a single line item.

In the profit and loss account for the year ended 30 June 2003, this has the effect of reducing goodwill amortisation by £7,845,000; in the balance sheet as at 30 June 2003, the effect of presenting goodwill as a single line item is to decrease the cost of goodwill by £22,773,000 and accumulated amortisation by £30,618,000.

c) Purchase accounting

(i) Orbis

Under the agreement for the acquisition of Orbis, NDS was required to make additional payments in the form of Series A ordinary shares, with the number of shares being determined by the revenues and profitability of Orbis for the two years ended 31 March 2002. Payment was contingent on certain employees and former shareholders of the acquired company remaining in employment up to a specified date.

Under UK GAAP, NDS has accounted for an allocation of the additional share payments as part of staff costs; the amount was determined by estimating the value to the Company of the employment lock-in clauses for former shareholders and amortising that amount over the relevant period. The remaining value of the additional share payments was accounted for as contingent consideration and, at 30 June 2001, the best estimate of the amount likely to be payable in respect of such consideration was accrued and included in goodwill arising as at the date of acquisition. In the year ended 30 June 2002, these amounts were adjusted for actual amounts payable. The fair value of consideration payable in shares was determined by reference to the market price of Series A ordinary shares at the time the transaction was completed. To the extent that shares had not been issued as at 30 June 2002, the estimated fair value of such shares was shown as a separate element of shareholders' funds. All remaining shares due as a result of this acquisition were issued during the year ended 30 June 2003.

Under US GAAP, the contractual terms relating to the additional share payments cause all, rather than just part, of the additional share payments to be treated as compensation cost for post-acquisition services, which is accrued over the relevant service period. To the extent that the cumulative compensation cost incurred as at the balance sheet date differs from the estimated fair value of the shares issued, the difference is accounted for within stockholders' equity. Where the number of shares to be issued was determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price at the time of the acquisition. Where the number of shares was not determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price when the contingencies were resolved. To the extent that compensation cost payable in shares was accrued in advance of the contingencies being resolved, the fair value of those shares was estimated by reference to the market price as at the balance sheet date.

This has the effect of increasing compensation costs in the profit and loss account by £1,601,000 (2002: £3,794,000) and reducing cost of goodwill by £31,999,000 and decreasing prepaid compensation on the balance sheet by £134,000. In the prior year this had the additional effect of reducing amortisation of goodwill by £3,025,000, reducing the cost of goodwill by £36,721,000, reducing accumulated amortisation by £4,688,000 and reducing prepaid compensation by £454,000.

(ii) Visionik

Under the agreement for the acquisition of Visionik, NDS may be required to make additional cash payments should the revenues and profitability of the business for the two years ending 31 May 2004 exceed certain thresholds.

Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment, the best estimate of the amount likely to be payable in respect of such consideration is accrued within provisions for liabilities and charges and included within goodwill from date of acquisition. That estimate is revised each period until the final amount (if any) due becomes determinable Thus the fair value of the consideration payable for Visionik includes an estimate of contingent amounts, which will be amended as the amounts become determinable.

Under US GAAP, contingent consideration is only recognised when the contingencies are resolved.

This has no effect in 2003. The effect in 2002 was to reduce the cost of goodwill and reducing provisions for contingent consideration by £2,895,000, to reduce amortisation of goodwill by £34,000 and to decrease accumulated amortisation by £34,000.

d) Stock-based compensation

Certain share options were issued to employees prior to 22 November 1999, the date of the Company's Initial Public Offering and from which an open market existed in the Company's shares. The options were granted at an estimate of the market value as at the date of grant. Under UK GAAP, no compensation cost arises. Additionally, no compensation cost arises in respect of options issued under an employee share purchase plan, notwithstanding the fact that the options were issued at a discount to market value, because the terms of the schemes satisfy the criteria for exemption from recording a compensation cost under UK GAAP. Further, options granted within six months of the cancellation of options with less favourable terms do not give rise to a charge for compensation cost under UK GAAP.

Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, the measurement date is the date of the Initial Public Offering and a compensation cost falls to be charged to the profit and loss account equal to the difference between the exercise price and the market price of the shares as set by the Initial Public Offering. The compensation cost is charged over the vesting period of the options. Similarly, options granted under employee share ownership schemes fail to meet the US GAAP definition of non-compensatory plans and a compensation cost falls to be charged to the profit and loss account equal to the difference between the option price and the market price of the shares on the date the option was granted. The compensation cost is charged over the term of the associated savings contract. Further, variable accounting is required for certain options granted during 2003 which were deemed to be a re-pricing of subsequently cancelled unrelated options.

These items have the effect of decreasing net income in the year ended 30 June 2003 by £527,000 (2002 increase of £86,000). The item has no effect on shareholders' equity.

e) National Insurance on share options

Under UK GAAP, the liability to pay UK employers' National Insurance on gains made by employees on the exercise of certain share options granted after 1 April 1999 is accrued over the vesting period and is based on the market price of the Company's shares at the balance sheet date.

Under US GAAP, the recognition point for liabilities for UK employees' National Insurance is when the relevant options are exercised.

The effect is to increase operating income by £44,000 (2002: decrease of £430,000) and to reduce the provisions in the balance sheet to £ nil from £128,000 (2002: £84,000).

f) Fair valuation of currency derivatives
NDS has entered into certain contracts denominated in US dollars with customers and suppliers located in Europe and the Middle East, Latin America and Asia Pacific.

Under UK GAAP, no exchange gain or loss is recorded on these contracts until they have been invoiced.

Under US GAAP, the fact that these contracts are denominated in US dollars cause them to be regarded as containing embedded foreign currency derivatives. In line with SFAS 133, an embedded foreign currency derivative should be bifurcated from the host contract and recorded in the financial statements at fair value as at the balance sheet date with any gain or loss being recorded as an element of net income. Once invoiced, gains and losses on these contracts are recorded in line with SFAS 52 and so no further GAAP difference results.

The adjustment for the year ended 30 June 2003 decreases operating income by £338,000 (2002: decrease of £215,000), with an increase in current liabilities of £386,000 (2002: increase of £48,000).

g) Pension costs
Under UK GAAP, provision is made for the cost of retirement benefits payable by the Group's defined benefit pension scheme as assessed by external professional actuaries and is charged to the profit and loss account so as to spread the cost over the period during which the employer derives benefit from the employee's services.

Under US GAAP, the projected benefit obligation (pension liability) is matched against the fair value of the pension plan's assets and adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the year. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists (i.e. the accumulated benefit obligation exceeds the fair value of plan assets), and an asset is recognised. The excess of any additional liability over any unrecognised prior service cost is reported as a separate component within other comprehensive income, net of tax benefits from timing differences.

The effect of these differences is to decrease operating income by £12,000 (2002: increase of £48,000), and to generate other comprehensive losses of £152,000 (2002: other comprehensive income of £455,000). Current assets increase by £443,000 (2002: £435,000) and provisions decrease by £328,000 (2002: £500,000).

h) Taxation
(i) Methodology
NDS has claimed certain tax deductions arising out of the exercise of employee share options. Under UK GAAP, such benefits have been taken within the overall tax charge shown in the profit and loss account. US GAAP requires that if the employer's tax deduction exceeds the financial reporting expense, then the incremental tax benefit is reflected as an increase in paid-in capital and a reduction of income taxes payable. If the tax deduction is less than the financial reporting deduction, the tax effect is recorded as a reduction of paid-in capital to the extent of previous, similar capital increases from other awards; otherwise, it is charged to income tax expense.

This results in a reduction in the tax charged to the profit and loss account of £ nil (2002: reduction of £50,000).

(ii) Consequential adjustments
As a consequence of the adjustments under a), d), e), f) and g) above, additional temporary differences arise which have the effect of increasing the tax charged in the profit and loss account by £1,585,000 (2002: decrease of £568,000) generating an additional other comprehensive loss of £91,000 (2002: nil) and increasing the deferred tax asset by £196,000 (2002: £1,872,000).

(i) Severance pay
Under UK GAAP, the provision for severance pay referred to in Note 26d is shown net of the amount funded by insurance policies. Under US GAAP, the liability and asset should be shown gross. The effect is to increase other debtors due after one year and provisions by £9,348,000 (2002: £7,708,000). There is no effect on net income or shareholders' equity.

Net income under US GAAP

The following is a summary of the adjustments to profit attributable to shareholders (net income) which would be required if US GAAP were to be applied instead of the UK GAAP:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Profit attributable to shareholders in accordance with UK GAAP	**26,040**	30,678
Adjustments:		
a) Recognition of subscriber fees	**5,592**	(1,732)
b) Non-amortisation of goodwill	**7,845**	-
c) Purchase accounting		
(i) Orbis	**(1,601)**	(769)
(ii) Visionik	**-**	34
d) Stock-based compensation	**(527)**	86
e) National insurance on share options	**44**	(430)
f) Fair valuation of currency derivatives	**(338)**	(215)
g) Pension costs	**(12)**	480
h) Deferred taxation		
(i) On above adjustments	**(1,585)**	568
(ii) Methodology	**-**	(50)
Net income as adjusted to accord with US GAAP	**35,458**	28,650
Net income per share		
Basic	**65.8p**	53.7p
Diluted	**65.3p**	52.4p

Statement of comprehensive income

Comprehensive income under US GAAP is as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Net income as adjusted to accord with US GAAP	**35,458**	28,650
Currency translation differences	**(3,617)**	(2,337)
Minimum pension liability adjustment, net of tax	**(243)**	455
Comprehensive income in accordance with US GAAP	**31,598**	26,768

Shareholders' equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

		Notes	30 June 2003 £'000	30 June 2002 £'000
Shareholders' funds in accordance with UK GAAP			**186,271**	163,808
Adjustments:				
Intangible assets:	Cost	b)	**(22,773)**	-
	Cost	c)	**(31,999)**	(39,616)
	Accumulated amortisation	b)	**30,618**	-
	Accumulated amortisation	c)	**-**	4,722
Current assets:	Prepayments	c)	**(134)**	(454)
	Prepayments	g)	**443**	435
	Deferred tax	h)	**196**	1,872
	Other debtors due after one year	i)	**9,348**	7,708
Current liabilities:	Accrued expenses	f)	**(386)**	(48)
	Deferred income	a)	**(4,088)**	(23,660)
Provisions for liabilities and charges:	Changeover	a)	**2,920**	16,900
	Contingent consideration	c)	**-**	2,895
	Employee benefits and taxes	e)	**128**	84
	Employee benefits and taxes	g)	**328**	500
	Employee benefits and taxes	i)	**(9,348)**	(7,708)
Shareholders' equity as adjusted in accordance with US GAAP			**161,524**	127,438

Cash flow statement under US GAAP

The consolidated statement of cash flows prepared in accordance with UK GAAP presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisition or disposals, and financial investment. Under US GAAP however, only three categories are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under US GAAP.

Under UK GAAP, bank deposits which are not available within one day are shown as a separate element of cash and the net movement of funds onto or off deposit is shown as cash outflow or inflow before arriving at the net increase or decrease in cash. Under US GAAP, cash and cash equivalents include bank deposits with less than three months to maturity. Restricted cash deposits are excluded from the definition of cash and cash equivalents under both UK GAAP and US GAAP. Under US GAAP, cash and cash equivalents do not include bank overdrafts. Under UK GAAP, cash includes cash in hand and deposits repayable on demand less overdrafts repayable on demand.

The presentation of cash flows in accordance with US GAAP would be as follows:

	Year ended 30 June 2003 £'000	Year ended 30 June 2002 £'000
Cash inflow from operating activities	**33,128**	57,406
Cash outflow from investing activities	**(3,504)**	(12,978)
Cash inflow from financing activities	**526**	525
Increase in cash and cash equivalents	**30,150**	44,953
Effect of exchange rate changes on cash and cash equivalents	**(2,098)**	(2,419)
Cash and cash equivalents at beginning of year	**93,468**	50,934
Cash and cash equivalents at end of year	**121,520**	93,468

Five year summary

The following table shows selected financial data which has been derived from the financial statements of the Group and has been produced to show the trend in the performance of the continuing operations of NDS.

Year ended 30 June	1999 £'000	2000 £'000	2001 £'000	2002 £'000	**2003 £'000**
Continuing operations					
Turnover	127,574	160,214	215,628	240,788	**237,237**
Cost of sales	(52,174)	(61,958)	(76,676)	(83,107)	**(94,467)**
Gross profit	75,400	98,256	138,952	157,681	**142,770**
Trading expenses	(55,297)	(72,415)	(95,182)	(103,810)	**(92,091)**
Earnings before tax, interest, exceptional items and amortisation	20,103	25,841	43,770	53,871	**50,679**
Exceptional items	-	-	-	(3,826)	**(4,274)**
Amortisation of intangible fixed assets	(1,369)	(1,536)	(4,590)	(7,350)	**(9,602)**
Operating profit from continuing operations	18,734	24,305	39,180	42,695	**36,803**
Share of associate's operating profit	-	-	5	21	**(280)**
Net interest income (expense)	(13,205)	(3,389)	2,098	2,513	**2,887**
Profit on continuing activities before taxation	5,529	20,916	41,283	45,229	**39,410**
Taxation on profits from continuing operations	(1,428)	(6,498)	(12,154)	(14,551)	**(13,472)**
Profit on continuing activities after taxation	4,101	14,418	29,129	30,678	**25,938**
Profit from discontinued operations, after tax	(1,627)	-	-	-	**-**
Profit on sale of discontinued operations	-	5,192	-	-	**-**
Minority interests	-	-	-	-	**102**
Net income attributable to members of NDS Group plc	2,474	19,610	29,129	30,678	**26,040**

Information for ADR holders

NDS Group plc (NDS) shares are traded in the United States in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs). Each ADS represents one series A Ordinary Share of NDS. The Bank of New York is the depositary of the ADSs. The ADSs are listed on the NASDAQ National Market under the ticker symbol "NNDS". The ADSs are also quoted on NASDAQ Europe.

NDS consolidated financial statements are presented in UK pounds sterling ("£") and have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A discussion of these significant differences and the effects of the adjustments on operating profits, net income and shareholders' deficit, and on certain balance sheet items is set out in Note 31 to the financial statements.

Shareholder information

Registered Office
NDS Group plc
One London Road
Staines
Middlesex
TW18 4EX
United Kingdom

Tel. +44 (0)20 8476 8000
Fax. +44 (0)20 8476 8100

Website: www.nds.com
Email: info@nds.com

Company Registered Number: 1950497

ADR Depositary
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free number for US callers:
1-888-BNY-ADRs

International callers can call:
+1 (610) 312 5315

Email: shareowner-svcs@bankofny.com

Websites: www.adrbny.com or www.stock.bankofny.com.

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NDS - Headquarters
One London Road
Staines
TW18 4EX
United Kingdom
Tel: +44 (0)20 8476 8000
Fax: +44 (0)20 8476 8100

NDS - America
3501 Jamboree Road
Suite 200
Newport Beach
CA 92660
USA
Tel: +1 949 725 2500
Fax: +1 949 725 2505

NDS - Australia
Level 31 Northpoint
100 Miller Street
North Sydney
NSW 2060
Australia
Tel: +612 9025 3000
Fax: +612 9025 3099

NDS - China
1423-1430, South Tower
Beijing Kerry Center
1 Guanghua Road
Chaoyang District
Beijing 100020, PRC
Tel: +8610 8529 8459
Fax: +8610 8529 8460

NDS - Hong Kong
Suite 5301
53rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Tel: +852 2201 9151
Fax: +852 2201 9141

NDS - India
1st Floor
Shezan Lavalle
15 Walton Road
Bangalore-1
India
Tel: +91 80 21 21 013
Fax: +91 80 29 97 609

NDS - Israel
5A Hamarpeh Street
Science Based Industry Campus
Har Hotzvim
PO Box 23012
Jerusalem 91235
Tel: +972 2 589 4444
Fax: +972 2 589 4400

NDS - Korea
1005 CCMM Bldg. 12
Yoido-dong
Yeungdeungpo-ku
Seoul, 150-968
Korea
Tel: +82 2 6294 9151
Fax: +82 2 6294 9158

NDS - Spain
C/Pinar, 5
28006 Madrid
Spain
Tel: +34 (0) 91 745 6828
Fax: +34 (0) 91 745 6699

Orbis
414 Chiswick High Road
London
W4 5TF
United Kingdom
Tel: +44 (0)20 8742 1600
Fax: +44 (0)20 8742 2649

Visionik
Vesterbrogade 149
Building 9
1st Floor
1620 Copenhagen V
Denmark
Tel: +45 36 93 60 00
Fax +45 36 93 60 01

www.nds.com